Exhibit 99.1

BMO Financial Group Reports Fourth Quarter and Fiscal 2023 Results

Fourth Quarter 2023 Earnings Release

BMO’s 2023 audited annual consolidated financial statements and accompanying Management Discussion and Analysis (MD&A) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Financial Results Highlights

Fourth Quarter 2023 Compared with Fourth Quarter 2022:

•	Net income of $1,617 million, compared with $4,483 million; adjusted net income [1,3] of $2,150 million, compared with $2,136 million

•	Reported earnings per share (EPS) [2] of $2.06, compared with $6.51; adjusted EPS [1,2,3] of $2.81, compared with $3.04

•	Provision for credit losses (PCL) of $446 million, compared with $226 million

•	Return on equity (ROE) of 8.6%, compared with 27.6%; adjusted ROE [1,3] of 11.7%, compared with 12.9%

•	Common Equity Tier 1 (CET1) Ratio [4] of 12.5%, compared with 16.7%

Fiscal 2023 Compared with Fiscal 2022:

•	Net income of $4,377 million, compared with $13,537 million; adjusted net income [1,3] of $8,675 million, compared with $9,039 million

•	Reported EPS [2] of $5.68, compared with $19.99; adjusted EPS [1,2,3] of $11.73, compared with $13.23

•	PCL of $2,178 million, compared with $313 million; adjusted PCL [1,3] of $1,473 million, compared with $313 million

•	ROE of 6.0%, compared with 22.9%; adjusted ROE [1,3] of 12.3%, compared with 15.2%

Adjusted 1, 3 results in the current quarter and the prior year excluded the following items:

•	Acquisition and integration costs of $433 million ($582 million pre-tax) in the current quarter, and $145 million ($193 million pre-tax) in the prior year.

•	Amortization of acquisition-related intangible assets of $88 million ($119 million pre-tax) in the current quarter, and $6 million ($8 million pre-tax) in the prior year.

•

Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $12 million ($16 million pre-tax) in the current quarter and $846 million ($1,142 million pre-tax) in the prior year.

•

Revenue of $3,336 million ($4,541 million pre-tax) in the prior year related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.

•	A recovery of $8 million ($6 million pre-tax) in the prior year related to the sale of our EMEA and U.S. Asset Management businesses.

Toronto, December 1, 2023 – For the fourth quarter ended October 31, 2023, BMO Financial Group recorded net income of $1,617 million or $2.06 per share on a reported basis, and net income of $2,150 million or $2.81 per share on an adjusted basis.

“Our results this year reflect the fundamental strength and diversification of our businesses. Driven by record revenue and ongoing momentum in Canadian Personal and Commercial Banking and the contribution of Bank of the West, we delivered strong performance in a challenging economic backdrop,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“This year, we made significant progress against our strategic priorities to continue to grow and strengthen our bank, completing three notable acquisitions, advancing our Digital First capabilities and delivering interconnected One Client experiences. With the successful conversion of Bank of the West, BMO is the most integrated north-south bank on the continent. Our relentless focus on putting customers first and supporting their financial goals with innovative digital experiences and expert guidance continues to be recognized, including being ranked first by J.D. Power (5) for Personal Banking Customer Satisfaction among the Big 5 Banks in its 2023 Canada Retail Banking Satisfaction Study.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)	Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items.
(4)	The CET1 Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.
(5)	For more information, refer to www.jdpower.com/business.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

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“Looking to 2024, we have proactively positioned the bank for future growth and are confident that our dynamic expense and capital management actions and ongoing targeted investments will drive consistent and differentiated performance. At BMO we are leveraging our position as a leading financial services provider to put our Purpose into action and help our clients and communities make progress for a thriving economy, sustainable future and an inclusive society,” concluded Mr. White.

Concurrent with the release of results, BMO announced a first quarter 2024 dividend of $1.51 per common share, an increase of $0.04 from the prior quarter and an increase of $0.08 or 6% from the prior year. The quarterly dividend of $1.51 per common share is equivalent to an annual dividend of $6.04 per common share.

Recent Acquisitions

On February 1, 2023, we completed our acquisition of Bank of the West, including its subsidiaries, from BNP Paribas. Bank of the West provides a broad range of banking products and services, primarily in the Western and Midwestern regions of the United States. The acquisition strengthens our position in North America with increased scale and greater access to growth opportunities in strategic new markets. We completed the conversion of Bank of the West customer accounts and systems to our respective BMO operating platforms in September 2023. The acquisition has been reflected in our results as a business combination, primarily in the U.S. P&C and BMO Wealth Management reporting segments.

On June 1, 2023, we completed the acquisition of the AIR MILES Reward Program (AIR MILES) business of LoyaltyOne Co. The AIR MILES business operates as a wholly-owned subsidiary of BMO. The acquisition was accounted for as a business combination and the acquired business and corresponding goodwill are included in our Canadian P&C reporting segment.

For more information on the acquisition of Bank of the West and AIR MILES, refer to Note 10 of the audited annual consolidated financial statements.

Caution

The foregoing section contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Fourth Quarter 2023 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Reported net income was $1,617 million, a decrease of $2,866 million or 64%, and adjusted net income was $2,150 million, an increase of $14 million or 1%. The inclusion of Bank of the West results in the current quarter decreased reported net income by $317 million, and increased adjusted net income by $195 million. Adjusted results excluded the items noted above. Reported EPS was $2.06, a decrease of $4.45, and adjusted EPS was $2.81, a decrease of $0.23, including the impact of common share issuances in the first quarter of 2023.

Canadian P&C

Reported net income was $962 million, an increase of $45 million or 5% from the prior year, and adjusted net income was $966 million, an increase of $49 million or 5%. Results reflected a 13% increase in revenue, due to higher net interest income driven by higher balance growth and margins, and higher non-interest revenue, partially offset by higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $661 million, an increase of $1 million from the prior year, and adjusted net income was $740 million, an increase of $78 million or 12% from the prior year. The impact of the stronger U.S. dollar increased net income by 1%.

On a U.S. dollar basis, reported net income was $486 million, a decrease of $2 million or 1% from the prior year. Adjusted net income, which excluded amortization of acquisition-related intangible assets, was $543 million, an increase of $54 million or 11% due to inclusion of Bank of the West, partially offset by a decrease in underlying revenue primarily due to lower net interest income, higher expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $262 million, a decrease of $36 million or 12% from the prior year, and adjusted net income was $263 million, a decrease of $35 million or 12%. Wealth and Asset Management reported net income was $212 million, a decrease of $9 million or 4%, and adjusted net income was $213 million, a decrease of $8 million or 3% as the inclusion of Bank of the West and higher revenue from growth in client assets was more than offset by higher underlying expenses. Insurance net income was $50 million, a decrease of $27 million or 36% from the prior year, primarily due to unfavourable market movements in the current year relative to favourable market movements in the prior year.

2	BMO Financial Group Fourth Quarter 2023 Earnings Release

BMO Capital Markets

Reported net income was $489 million, an increase of $132 million or 37% from the prior year, and adjusted net income was $492 million, an increase of $129 million or 36%. Results reflected revenue growth of 19%, with higher revenue in both Global Markets and Investment and Corporate Banking, partially offset by higher expenses and a higher provision for credit losses, compared with a recovery in the prior year.

Corporate Services

Reported net loss was $757 million, compared with reported net income of $2,251 million in the prior year, and adjusted net loss was $311 million, compared with adjusted net loss of $104 million.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.5% as at October 31, 2023, an increase from 12.3% at the end of the third quarter of 2023, primarily due to internal capital generation and common shares issued under the Dividend Reinvestment and Share Purchase Plan, partially offset by the impact of acquisition and integration costs related to Bank of the West and unrealized losses on fair value through other comprehensive income securities.

Credit Quality

Total provision for credit losses was $446 million, compared with a provision of $226 million in the prior year. The provision for credit losses on impaired loans was $408 million, an increase of $216 million from the prior year. The provision for credit losses on performing loans was $38 million, an increase of $4 million from the prior year.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2023 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2023.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third-party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

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Financial Review

Management’s Discussion and Analysis (MD&A) commentary is as at December 1, 2023. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended October 31, 2023, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2023, and the MD&A for fiscal 2023, contained in BMO’s 2023 Annual Report.

BMO’s 2023 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

5	Caution Regarding Forward-Looking Statements

6	Financial Highlights

7	Non-GAAP and Other Financial Measures

12	Foreign Exchange

12	Net Income

13	Revenue

15	Total Provision for Credit Losses

16	Impaired Loans

16	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

16	Non-Interest Expense

17	Provision for Income Taxes

17	Capital Management

19	Review of Operating Groups’ Performance

	19	Personal and Commercial Banking (P&C)

	20	Canadian Personal and Commercial Banking (Canadian P&C)

	21	U.S. Personal and Commercial Banking (U.S. P&C)

	23	BMO Wealth Management

	24	BMO Capital Markets

	25	Corporate Services

26	Risk Management

27	Glossary of Financial Terms

30	Condensed Consolidated Financial Statements

	30	Consolidated Statement of Income

	31	Consolidated Statement of Comprehensive Income

	32	Consolidated Balance Sheet

	33	Consolidated Statement of Changes in Equity

34	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at October 31, 2023, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended October 31, 2023, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2024 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; plans for the combined operations of BMO and Bank of the West; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the anticipated benefits from acquisitions, including Bank of the West, are not realized; changes to our credit ratings; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; cyber and cloud security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resiliency; failure of third parties to comply with their obligations to us; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risks; the Canadian housing market and consumer leverage; inflationary pressures; technological innovation and competition; changes in monetary, fiscal or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs and capital requirements; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2023 Annual Report, as well as in the Allowance for Credit Losses section of BMO’s 2023 Annual Report. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

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Financial Highlights

(Canadian $ in millions, except as noted)	Q4-2023	Q3-2023	Q4-2022	Fiscal 2023	Fiscal 2022
Summary Income Statement (1) (5)
Net interest income	4,941	4,905	3,767	18,681	15,885
Non-interest revenue	3,419	3,024	6,803	12,518	17,825
Revenue	8,360	7,929	10,570	31,199	33,710
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	151	4	(369)	1,939	(683)
Revenue, net of CCPB (2)	8,209	7,925	10,939	29,260	34,393
Provision for credit losses on impaired loans	408	333	192	1,180	502
Provision for (recovery of) credit losses on performing loans	38	159	34	998	(189)
Total provision for credit losses (PCL)	446	492	226	2,178	313
Non-interest expense	5,700	5,594	4,776	21,219	16,194
Provision for income taxes	446	385	1,454	1,486	4,349
Net income	1,617	1,454	4,483	4,377	13,537
Net income available to common shareholders	1,485	1,411	4,406	4,034	13,306
Adjusted net income	2,150	2,037	2,136	8,675	9,039
Adjusted net income available to common shareholders	2,018	1,994	2,059	8,332	8,808
Common Share Data ($, except as noted) (1)
Basic earnings per share	2.07	1.97	6.52	5.69	20.04
Diluted earnings per share	2.06	1.97	6.51	5.68	19.99
Adjusted diluted earnings per share	2.81	2.78	3.04	11.73	13.23
Book value per share	97.17	93.79	95.60	97.17	95.60
Closing share price	104.79	122.54	125.49	104.79	125.49
Number of common shares outstanding (in millions)
End of period	720.9	716.7	677.1	720.9	677.1
Average basic	719.2	715.4	676.1	709.4	664.0
Average diluted	720.0	716.4	677.5	710.5	665.7
Market capitalization ($ billions)	75.5	87.8	85.0	75.5	85.0
Dividends declared per share	1.47	1.47	1.39	5.80	5.44
Dividend yield (%)	5.6	4.8	4.4	5.5	4.3
Dividend payout ratio (%)	71.1	74.6	21.3	102.0	27.1
Adjusted dividend payout ratio (%)	52.3	52.7	45.6	49.4	41.0
Financial Measures and Ratios (%) (1)
Return on equity	8.6	8.3	27.6	6.0	22.9
Adjusted return on equity	11.7	11.7	12.9	12.3	15.2
Return on tangible common equity	12.5	11.9	30.1	8.2	25.1
Adjusted return on tangible common equity	16.0	15.8	14.0	15.8	16.6
Efficiency ratio	68.2	70.6	45.2	68.0	48.0
Adjusted efficiency ratio, net of CCPB (2)	60.8	61.6	57.2	59.8	55.8
Operating leverage	(40.2)	(14.9)	35.3	(38.5)	19.6
Adjusted operating leverage, net of CCPB (2)	(7.3)	(10.4)	0.4	(8.2)	1.3
Net interest margin on average earning assets	1.66	1.68	1.46	1.63	1.62
Net interest margin on average earning assets excluding trading revenue and trading assets	1.87	1.90	1.56	1.82	1.72
Effective tax rate	21.62	20.92	24.49	25.34	24.31
Adjusted effective tax rate	22.65	21.85	21.83	22.33	22.80
Total PCL-to-average net loans and acceptances	0.27	0.30	0.16	0.35	0.06
PCL on impaired loans-to-average net loans and acceptances	0.25	0.21	0.14	0.19	0.10
Liquidity coverage ratio (LCR) (3)	128	131	135	128	135
Net stable funding ratio (NSFR) (3)	115	114	114	115	114
Balance Sheet and other information (as at October 31, $ millions, except as noted)
Assets	1,293,276	1,248,554	1,139,199	1,293,276	1,139,199
Average earning assets	1,177,770	1,161,226	1,021,540	1,145,632	979,341
Gross loans and acceptances	668,396	643,911	567,191	668,396	567,191
Net loans and acceptances	664,589	640,391	564,574	664,589	564,574
Deposits	909,676	883,569	769,478	909,676	769,478
Common shareholders’ equity	70,051	67,215	64,730	70,051	64,730
Total risk weighted assets (4)	424,197	412,943	363,997	424,197	363,997
Assets under administration	808,985	774,760	744,442	808,985	744,442
Assets under management	332,947	340,184	305,462	332,947	305,462
Capital Ratios (%) (4)
Common Equity Tier 1 Ratio	12.5	12.3	16.7	12.5	16.7
Tier 1 Capital Ratio	14.1	14.0	18.4	14.1	18.4
Total Capital Ratio	16.2	16.1	20.7	16.2	20.7
Leverage Ratio	4.2	4.2	5.6	4.2	5.6
TLAC Ratio	27.0	26.8	33.1	27.0	33.1
Foreign Exchange Rates ($)
As at October 31, Canadian/U.S. dollar	1.3868	1.3177	1.3625	1.3868	1.3625
Average Canadian/U.S. dollar	1.3648	1.3331	1.3516	1.3492	1.2918

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, as well as reported ratios calculated net of CCPB, and adjusted results, measures and ratios in this table are non-GAAP amounts. For further information, refer to the Non-GAAP and Other Financial Measures section; for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

We present revenue, efficiency ratio and operating leverage on a basis that is net of CCPB, which reduces the variability in insurance revenue resulting from changes in fair value that are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. For further information, refer to the Insurance Claims, Commissions and Changes in Policy Benefits section.

(3)	LCR and NSFR are disclosed in accordance with the Liquidity Adequacy Requirements (LAR) Guideline as set out by Office of the Superintendent of Financial Institutions (OSFI), as applicable.
(4)	Capital ratios and risk-weighted assets are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by OSFI, as applicable.
(5)

Due to the increase in the bank’s investments in Low Income Housing Tax Credit (LIHTC) entities following our acquisition of Bank of the West, we have updated our accounting policy related to the presentation of returns from these investments in the consolidated statement of income. As a result, amounts previously recorded in non-interest expense and provision for income taxes are both recorded in non-interest revenue. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology. The impact in fiscal 2022 was not material.

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Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Further information regarding the composition of our non-GAAP and other financial measures, including supplementary financial measures, is provided in the Glossary of Financial Terms and available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP amounts. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

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Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q4-2023	Q3-2023	Q4-2022	Fiscal 2023	Fiscal 2022
Reported Results
Net interest income	4,941	4,905	3,767	18,681	15,885
Non-interest revenue	3,419	3,024	6,803	12,518	17,825
Revenue	8,360	7,929	10,570	31,199	33,710
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(151)	(4)	369	(1,939)	683
Revenue, net of CCPB	8,209	7,925	10,939	29,260	34,393
Provision for credit losses	(446)	(492)	(226)	(2,178)	(313)
Non-interest expense	(5,700)	(5,594)	(4,776)	(21,219)	(16,194)
Income before income taxes	2,063	1,839	5,937	5,863	17,886
Provision for income taxes	(446)	(385)	(1,454)	(1,486)	(4,349)
Net income	1,617	1,454	4,483	4,377	13,537
Diluted EPS ($)	2.06	1.97	6.51	5.68	19.99
Adjusting Items Impacting Revenue (Pre-tax)
Impact of divestitures (1)	–	–	–	–	(21)
Management of fair value changes on the purchase of Bank of the West (2)	–	–	4,541	(2,011)	7,713
Legal provision (including related interest expense and legal fees) (3)	(14)	(3)	(515)	(30)	(515)
Impact of Canadian tax measures (4)	–	(138)	–	(138)	–
Impact of adjusting items on revenue (pre-tax)	(14)	(141)	4,026	(2,179)	7,177
Adjusting Items Impacting Provision for Credit Losses (Pre-tax)
Initial provision for credit losses on purchased performing loans (pre-tax) (5)	–	–	–	(705)	–
Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs (6)	(582)	(497)	(193)	(2,045)	(326)
Amortization of acquisition-related intangible assets (7)	(119)	(115)	(8)	(357)	(31)
Impact of divestitures (1)	–	–	6	–	(16)
Legal provision (including related interest expense and legal fees) (3)	(2)	7	(627)	3	(627)
Impact of Canadian tax measures (4)	–	(22)	–	(22)	–
Impact of adjusting items on non-interest expense (pre-tax)	(703)	(627)	(822)	(2,421)	(1,000)
Impact of adjusting items on reported net income (pre-tax)	(717)	(768)	3,204	(5,305)	6,177
Adjusting Items Impacting Revenue (After-tax)
Impact of divestitures (1)	–	–	–	–	(23)
Management of fair value changes on the purchase of Bank of the West (2)	–	–	3,336	(1,461)	5,667
Legal provision (including related interest expense and legal fees) (3)	(10)	(2)	(382)	(23)	(382)
Impact of Canadian tax measures (4)	–	(115)	–	(115)	–
Impact of adjusting items on revenue (after-tax)	(10)	(117)	2,954	(1,599)	5,262
Adjusting Items Impacting Provision for Credit Losses (After-tax)
Initial provision for credit losses on purchased performing loans (after-tax) (5)	–	–	–	(517)	–
Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs (6)	(433)	(370)	(145)	(1,533)	(245)
Amortization of acquisition-related intangible assets (7)	(88)	(85)	(6)	(264)	(23)
Impact of divestitures (1)	–	–	8	–	(32)
Legal provision (including related interest expense and legal fees) (3)	(2)	5	(464)	2	(464)
Impact of Canadian tax measures (4)	–	(16)	–	(16)	–
Impact of adjusting items on non-interest expense (after-tax)	(523)	(466)	(607)	(1,811)	(764)
Adjusting Items Impacting Provision for Income Taxes (After-tax)
Impact of Canadian tax measures (4)	–	–	–	(371)	–
Impact of adjusting items on reported net income (after-tax)	(533)	(583)	2,347	(4,298)	4,498
Impact on diluted EPS ($)	(0.75)	(0.81)	3.47	(6.05)	6.76
Adjusted Results
Net interest income	4,955	4,908	4,439	19,094	16,352
Non-interest revenue	3,419	3,162	2,105	14,284	10,181
Revenue	8,374	8,070	6,544	33,378	26,533
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(151)	(4)	369	(1,939)	683
Revenue, net of CCPB	8,223	8,066	6,913	31,439	27,216
Provision for credit losses	(446)	(492)	(226)	(1,473)	(313)
Non-interest expense	(4,997)	(4,967)	(3,954)	(18,798)	(15,194)
Income before income taxes	2,780	2,607	2,733	11,168	11,709
Provision for income taxes	(630)	(570)	(597)	(2,493)	(2,670)
Net income	2,150	2,037	2,136	8,675	9,039
Diluted EPS ($)	2.81	2.78	3.04	11.73	13.23

(1)

Reported net income in fiscal 2022 included the impact of divestitures related to the sale of our EMEA and U.S. Asset Management businesses: Q4-2022 included a $8 million ($6 million pre-tax) recovery of non-interest expense; Q3-2022 included non-interest expense of $6 million ($7 million pre-tax); Q2-2022 included a loss of $9 million ($10 million pre-tax), comprising a gain of $8 million related to the transfer of certain U.S. asset management clients recorded in non-interest revenue and non-interest expense of $18 million; and Q1-2022 included a loss of $48 million ($26 million pre-tax), comprising a $29 million loss related to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, and a $3 million net recovery of non-interest expense, including taxes of $22 million on the closing of the sale of our EMEA Asset Management businesses. These amounts were recorded in Corporate Services.

(2)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill:Q1-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income; Q4-2022 included revenue of $3,336 million ($4,541 million pre-tax), comprising $4,698 million of mark-to-market gains and $157 million of net interest losses; Q3-2022 included a loss of $694 million ($945 million pre-tax), comprising $983 million of mark-to-market losses and $38 million of net interest income; Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of mark-to-market gains and $122 million pre-tax net interest income; and Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of mark-to-market gains and $45 million of net interest income. These amounts were recorded in Corporate Services. For further information on this acquisition, refer to the Recent Acquisitions section.

(3)

Reported net income included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank: Q4-2023 included $12 million ($16 million pre-tax), comprising interest expense of $14 million and non-interest expense of $2 million; Q3-2023 included a net recovery of $3 million ($4 million pre-tax), comprising interest expense of $3 million and a non-interest expense recovery of $7 million; Q2-2023 included interest expense of $6 million ($7 million pre-tax); Q1-2023 included $6 million ($8 million pre-tax), comprising interest expense of $6 million and non-interest expense of $2 million; and Q4-2022 included a legal provision of $846 million ($1,142 million pre-tax), comprising interest expense of $515 million and non-interest expense of $627 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

8	BMO Financial Group Fourth Quarter 2023 Earnings Release

(4)

Reported net income included the impact of certain tax measures enacted by the Canadian government: Q3-2023 included a charge of $131 million ($160 million pre-tax) related to the amended GST/HST definition for financial services, comprising $138 million recorded in non-interest revenue and $22 million recorded in non-interest expense; and Q1-2023 included a one-time tax expense of $371 million, comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement. These amounts were recorded in Corporate Services.

(5)

Reported net income in Q2-2023 included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.

(6)

Reported net income included acquisition and integration costs, recorded in non-interest expense. Costs related to the acquisition of Bank of the West were recorded in Corporate Services: In fiscal 2023, Q4-2023 included $434 million ($583 million pre-tax), Q3-2023 included $363 million ($487 million pre-tax), Q2-2023 included $545 million ($722 million pre-tax), and Q1-2023 included $178 million ($235 million pre-tax); and in fiscal 2022, Q4-2022 included $143 million ($191 million pre-tax), Q3-2022 included $61 million ($82 million pre-tax), Q2-2022 included $26 million ($35 million pre-tax) and Q1-2022 included $7 million ($8 million pre-tax). Costs related to the acquisitions of Radicle and Clearpool were recorded in BMO Capital Markets: In fiscal 2023, Q4-2023 included a recovery of $2 million ($3 million pre-tax), Q3-2023 included $1 million ($2 million pre-tax), Q2-2023 included $2 million ($2 million pre-tax), Q1-2023 included $3 million ($4 million pre-tax); and in fiscal 2022, Q4-2022 included $2 million ($2 million pre-tax), Q3-2022 included $1 million ($2 million pre-tax), Q2-2022 included $2 million ($2 million pre-tax) and Q1-2022 included $3 million ($4 million pre-tax). Costs related to the acquisition of AIR MILES were recorded in Canadian P&C: In fiscal 2023, Q4-2023 included $1 million ($2 million pre-tax), Q3-2023 included $6 million ($8 million pre-tax) and Q2-2023 included $2 million ($3 million pre-tax).

(7)

Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group:Q4-2023 included $88 million ($119 million pre-tax), Q3-2023 and Q2-2023 both included $85 million ($115 million pre-tax); Q1-2023 included $6 million ($8 million pre-tax); Q4-2022 included $6 million ($8 million pre-tax); Q3-2022 included $5 million ($7 million pre-tax); and Q2-2022 and Q1-2022 both included $6 million ($8 million pre-tax).

Summary of Reported and Adjusted Results by Operating Segment

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)
Q4-2023
Reported net income (loss)	962	661	1,623	262	489	(757)	1,617	388
Acquisition and integration costs	1	–	1	–	(2)	434	433	317
Amortization of acquisition-related intangible assets	3	79	82	1	5	–	88	61
Legal provision (including related interest expense and legal fees)	–	–	–	–	–	12	12	8
Adjusted net income (loss)	966	740	1,706	263	492	(311)	2,150	774
Q3-2023
Reported net income (loss)	915	576	1,491	303	310	(650)	1,454	364
Acquisition and integration costs	6	–	6	–	1	363	370	275
Amortization of acquisition-related intangible assets	2	77	79	1	5	–	85	60
Legal provision (including related interest expense and legal fees)	–	–	–	–	–	(3)	(3)	(2)
Impact of Canadian tax measures	–	–	–	–	–	131	131	–
Adjusted net income (loss)	923	653	1,576	304	316	(159)	2,037	697
Q4-2022
Reported net income	917	660	1,577	298	357	2,251	4,483	2,306
Acquisition and integration costs	–	–	–	–	2	143	145	106
Amortization of acquisition-related intangible assets	–	2	2	–	4	–	6	4
Impact of divestitures	–	–	–	–	–	(8)	(8)	(3)
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	(3,336)	(3,336)	(2,470)
Legal provision (including related interest expense and legal fees)	–	–	–	–	–	846	846	621
Adjusted net income (loss)	917	662	1,579	298	363	(104)	2,136	564
Fiscal 2023
Reported net income (loss)	3,718	2,724	6,442	1,126	1,682	(4,873)	4,377	90
Acquisition and integration costs	9	–	9	–	4	1,520	1,533	1,124
Amortization of acquisition-related intangible assets	6	234	240	4	20	–	264	186
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	1,461	1,461	1,093
Legal provision (including related interest expense and legal fees)	–	–	–	–	–	21	21	15
Impact of Canadian tax measures	–	–	–	–	–	502	502	–
Initial provision for credit losses on purchased performing loans	–	–	–	–	–	517	517	379
Adjusted net income (loss)	3,733	2,958	6,691	1,130	1,706	(852)	8,675	2,887
Fiscal 2022
Reported net income	3,826	2,497	6,323	1,251	1,772	4,191	13,537	6,079
Acquisition and integration costs	–	–	–	–	8	237	245	185
Amortization of acquisition-related intangible assets	1	5	6	3	14	–	23	17
Impact of divestitures	–	–	–	–	–	55	55	(45)
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	(5,667)	(5,667)	(4,312)
Legal provision (including related interest expense and legal fees)	–	–	–	–	–	846	846	621
Adjusted net income (loss)	3,827	2,502	6,329	1,254	1,794	(338)	9,039	2,545

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

BMO Financial Group Fourth Quarter 2023 Earnings Release	9

Net Revenue, Efficiency Ratio and Operating Leverage

(Canadian $ in millions, except as noted)	Q4-2023	Q3-2023	Q4-2022	Fiscal 2023	Fiscal 2022
Reported
Net interest income	4,941	4,905	3,767	18,681	15,885
Non-interest revenue	3,419	3,024	6,803	12,518	17,825
Revenue	8,360	7,929	10,570	31,199	33,710
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	151	4	(369)	1,939	(683)
Revenue, net of CCPB	8,209	7,925	10,939	29,260	34,393
Non-interest expense	5,700	5,594	4,776	21,219	16,194
Efficiency ratio (%)	68.2	70.6	45.2	68.0	48.0
Efficiency ratio, net of CCPB (%)	69.4	70.6	43.7	72.5	47.1
Revenue growth (%)	(20.9)	30.0	60.9	(7.5)	24.0
Revenue growth, net of CCPB (%)	(25.0)	39.3	68.9	(14.9)	33.4
Non-interest expense growth (%)	19.3	44.9	25.6	31.0	4.4
Operating Leverage (%)	(40.2)	(14.9)	35.3	(38.5)	19.6
Operating Leverage, net of CCPB (%)	(44.3)	(5.6)	43.3	(45.9)	29.0
Adjusted (1)
Net interest income	4,955	4,908	4,439	19,094	16,352
Non-interest revenue	3,419	3,162	2,105	14,284	10,181
Revenue	8,374	8,070	6,544	33,378	26,533
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	151	4	(369)	1,939	(683)
Revenue, net of CCPB	8,223	8,066	6,913	31,439	27,216
Non-interest expense	4,997	4,967	3,954	18,798	15,194
Efficiency ratio (%)	59.7	61.5	60.4	56.3	57.3
Efficiency ratio, net of CCPB (%)	60.8	61.6	57.2	59.8	55.8
Revenue growth, net of CCPB (%)	19.0	21.6	6.7	15.5	5.7
Non-interest expense growth (%)	26.3	32.0	6.3	23.7	4.4
Operating Leverage, net of CCPB (%)	(7.3)	(10.4)	0.4	(8.2)	1.3

(1)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q4-2023	Q3-2023	Q4-2022	Fiscal 2023	Fiscal 2022
Reported net income	1,617	1,454	4,483	4,377	13,537
Net income attributable to non-controlling interest in subsidiaries	7	2	–	12	–
Net income attributable to bank shareholders	1,610	1,452	4,483	4,365	13,537
Dividends on preferred shares and distributions on other equity instruments	(125)	(41)	(77)	(331)	(231)
Net income available to common shareholders (A)	1,485	1,411	4,406	4,034	13,306
After-tax amortization of acquisition-related intangible assets	88	85	6	264	23
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,573	1,496	4,412	4,298	13,329
After-tax impact of other adjusting items (1)	445	498	(2,353)	4,034	(4,521)
Adjusted net income available to common shareholders (C)	2,018	1,994	2,059	8,332	8,808
Average common shareholders’ equity (D)	68,324	67,823	63,343	67,486	58,078
Goodwill	(16,462)	(16,005)	(5,247)	(13,466)	(5,051)
Acquisition-related intangible assets	(2,904)	(2,965)	(124)	(2,197)	(130)
Net of related deferred liabilities	1,050	1,062	252	856	251
Average tangible common equity (E)	50,008	49,915	58,224	52,679	53,148
Return on equity (%) (= A/D) (2)	8.6	8.3	27.6	6.0	22.9
Adjusted return on equity (%) (= C/D) (2)	11.7	11.7	12.9	12.3	15.2
Return on tangible common equity (%) (= B/E) (2)	12.5	11.9	30.1	8.2	25.1
Adjusted return on tangible common equity (%) (= C/E) (2)	16.0	15.8	14.0	15.8	16.6

(1)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.

10	BMO Financial Group Fourth Quarter 2023 Earnings Release

Return on Equity by Operating Segment (1)

	Q4-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)
Reported
Net income available to common shareholders	951	644	1,595	260	480	(850)	1,485	374
Total average common equity (1)	14,197	32,484	46,681	6,601	12,068	2,974	68,324	30,449
Return on equity (%)	26.6	7.9	13.6	15.6	15.8	na	8.6	4.9
Adjusted (3)
Net income available to common shareholders	955	723	1,678	261	483	(404)	2,018	760
Total average common equity (1)	14,197	32,484	46,681	6,601	12,068	2,974	68,324	30,449
Return on equity (%)	26.7	8.8	14.3	15.7	15.9	na	11.7	9.9

	Q3-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)
Reported
Net income available to common shareholders	904	562	1,466	301	302	(658)	1,411	354
Total average common equity	14,048	31,992	46,040	6,702	11,727	3,354	67,823	30,670
Return on equity (%)	25.6	7.0	12.6	17.8	10.2	na	8.3	4.6
Adjusted (3)
Net income available to common shareholders	912	639	1,551	302	308	(167)	1,994	687
Total average common equity	14,048	31,992	46,040	6,702	11,727	3,354	67,823	30,670
Return on equity (%)	25.8	7.9	13.4	17.8	10.4	na	11.7	8.9

	Q4-2022
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)
Reported
Net income available to common shareholders	906	650	1,556	296	346	2,208	4,406	2,300
Total average common equity	12,231	14,381	26,612	5,400	12,142	19,189	63,343	17,270
Return on equity (%)	29.4	17.9	23.2	21.7	11.3	na	27.6	52.8
Adjusted (3)
Net income available to common shareholders	906	652	1,558	296	352	(147)	2,059	558
Total average common equity	12,231	14,381	26,612	5,400	12,142	19,189	63,343	17,270
Return on equity (%)	29.4	18.0	23.2	21.8	11.5	na	12.9	12.8

	Fiscal 2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)
Reported
Net income available to common shareholders	3,677	2,672	6,349	1,118	1,648	(5,081)	4,034	56
Total average common equity (1)	13,672	27,889	41,561	6,356	11,856	7,713	67,486	27,203
Return on equity (%)	26.9	9.6	15.3	17.6	13.9	na	6.0	0.2
Adjusted (3)
Net income available to common shareholders	3,692	2,906	6,598	1,122	1,672	(1,060)	8,332	2,853
Total average common equity (1)	13,672	27,889	41,561	6,356	11,856	7,713	67,486	27,203
Return on equity (%)	27.0	10.4	15.9	17.7	14.1	na	12.3	10.5

	Fiscal 2022
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)
Reported
Net income available to common shareholders	3,783	2,461	6,244	1,243	1,732	4,087	13,306	6,052
Total average common equity	11,798	13,815	25,613	5,282	11,556	15,627	58,078	17,081
Return on equity (%)	32.1	17.8	24.4	23.5	15.0	na	22.9	35.4
Adjusted (3)
Net income available to common shareholders	3,784	2,466	6,250	1,246	1,754	(442)	8,808	2,518
Total average common equity	11,798	13,815	25,613	5,282	11,556	15,627	58,078	17,081
Return on equity (%)	32.1	17.8	24.4	23.6	15.2	na	15.2	14.7

(1)

Return on equity is based on allocated capital. In Q2-2023, following the closing of the Bank of the West acquisition, capital was allocated from Corporate Services to U.S. P&C and BMO Wealth Management. For further information, refer to the How BMO Reports Operating Group Results section.

(2)	U.S. segment reported and adjusted results comprise net income and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

na – not applicable

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2023, our capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in 2022, to reflect increased regulatory capital requirements. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed annually.

BMO Financial Group Fourth Quarter 2023 Earnings Release	11

Foreign Exchange

	Q4-2023		Fiscal 2023
(Canadian $ in millions, except as noted)	vs. Q4-2022	vs. Q3-2023	vs. Fiscal 2022
Canadian/U.S. dollar exchange rate (average)
Current period	1.3648	1.3648	1.3492
Prior period	1.3516	1.3331	1.2918

Effects on U.S. segment reported results
Increased (Decreased) net interest income	12	59	273
Increased (Decreased) non-interest revenue	53	30	476
Increased (Decreased) total revenue	65	89	749
Decreased (Increased) provision for credit losses	(1)	(5)	1
Decreased (Increased) non-interest expense	(23)	(69)	(285)
Decreased (Increased) provision for income taxes	(10)	(3)	(117)
Increased (Decreased) net income	31	12	348
Impact on earnings per share ($)	0.04	0.02	0.52

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	18	59	292
Increased (Decreased) non-interest revenue	7	30	142
Increased (Decreased) total revenue	25	89	434
Decreased (Increased) provision for credit losses	(1)	(5)	1
Decreased (Increased) non-interest expense	(15)	(54)	(246)
Decreased (Increased) provision for income taxes	(2)	(8)	(43)
Increased (Decreased) net income	7	22	146
Impact on earnings per share ($)	0.01	0.03	0.22

Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment reported and adjusted results.

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars increased relative to the fourth quarter of 2022 and the third quarter of 2023, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during 2023 and 2022. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income

Q4 2023 vs. Q4 2022

Reported net income was $1,617 million, a decrease of $2,866 million or 64% from the prior year, and adjusted net income was $2,150 million, an increase of $14 million or 1%. The inclusion of Bank of the West results in the current quarter decreased reported net income by $317 million, and increased adjusted net income by $195 million. Reported EPS was $2.06, a decrease of $4.45, and adjusted EPS was $2.81, a decrease of $0.23, including the impact of common share issuances in the first quarter of 2023.

Adjusted results in the current quarter and the prior year excluded the following items:

•

Acquisition and integration costs of $433 million ($582 million pre-tax) in the current quarter, and $145 million ($193 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included acquisition and integration costs of $434 million ($583 million pre-tax) related to Bank of the West.

•

Amortization of acquisition-related intangible assets of $88 million ($119 million pre-tax) in the current quarter, and $6 million ($8 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included amortization of acquisition-related intangible assets of $78 million ($105 million pre-tax) related to Bank of the West.

•

The impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $12 million ($16 million pre-tax) in the current quarter, comprising interest expense of $14 million and non-interest expense of $2 million. The prior year included $846 million ($1,142 million pre-tax), comprising interest expense of $515 million and non-interest expense of $627 million.

•

Revenue of $3,336 million ($4,541 million pre-tax) in the prior year related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.

•	A recovery of $8 million ($6 million pre-tax) in the prior year related to the sale of our EMEA and U.S. Asset Management businesses.

The decrease in reported net income reflected the impact of fair value management actions in the prior year and higher acquisition-related costs in the current year, partially offset by a lower legal expense related to the lawsuit associated with M&I Marshall and Ilsley Bank, noted above. Adjusted net income increased, primarily due to higher revenue, largely offset by higher expenses and a higher provision for credit losses. Reported net income increased in BMO Capital Markets and Canadian P&C, and decreased in BMO Wealth Management. U.S. P&C net income was relatively unchanged from

12	BMO Financial Group Fourth Quarter 2023 Earnings Release

the prior year on a reported basis, primarily due to higher amortization of acquisition-related intangible assets, and increased on an adjusted basis. Corporate Services recorded a net loss on a reported basis, compared with net income in the prior year, primarily due to the items noted above, and on an adjusted basis, Corporate Services net loss increased from the prior year.

Q4 2023 vs. Q3 2023

Reported net income increased $163 million or 11% from the prior quarter, and adjusted net income increased $113 million or 6%. Reported EPS increased $0.09 from the prior quarter, and adjusted EPS increased $0.03.

Adjusted results in the current quarter excluded the items noted above, and adjusted results in the prior quarter excluded the following items:

•	Acquisition and integration costs of $370 million ($497 million pre-tax).

•	Amortization of acquisition-related intangible assets of $85 million ($115 million pre-tax).

•

A charge of $131 million ($160 million pre-tax) related to tax measures enacted by the Canadian government that amended the GST/HST definition for financial services, comprising $138 million recorded in non-interest revenue and $22 million recorded in non-interest expense.

•

A net recovery of $3 million ($4 million pre-tax) related to the lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising interest expense of $3 million and non-interest expense of $7 million.

The increase in reported net income was primarily due to the impact of tax measures in the prior quarter noted above, partially offset by higher acquisition-related costs in the current quarter. The increase in adjusted net income primarily reflected higher revenue. Reported net income increased in BMO Capital Markets, U.S. P&C and Canadian P&C, and decreased in BMO Wealth Management. Corporate Services recorded a higher net loss on both a reported and an adjusted basis, compared with the prior quarter.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

Revenue

Q4 2023 vs. Q4 2022

Reported revenue was $8,360 million, a decrease of $2,210 million or 21% from the prior year. Reported revenue, net of CCPB, was $8,209 million, a decrease of $2,730 million or 25%, and adjusted revenue, net of CCPB, was $8,223 million, an increase of $1,310 million or 19%.

The decrease in reported results primarily reflected the impact of fair value management actions in the prior year, partially offset by lower interest expense related to the lawsuit associated with M&I Marshall and Ilsley Bank in the prior year. On an adjusted basis, net revenue increased across all operating groups, including the addition of Bank of the West and AIR MILES. Revenue in Corporate Services decreased on a reported and an adjusted basis.

Reported net interest income was $4,941 million, an increase of $1,174 million or 31% from the prior year, and adjusted net interest income was $4,955 million, an increase of $516 million or 12%. The increase in reported results reflected lower interest expense related to the lawsuit associated with the predecessor bank, M&I Marshall and Ilsley Bank, and the impact of fair value management actions in the prior year. Net interest income increased in our P&C businesses and BMO Wealth Management, including Bank of the West, partially offset by lower net interest income in Corporate Services, lower trading-related net interest income and the impact of risk transfer transactions. Trading-related net interest income was $213 million, a decrease of $138 million from the prior year and was largely offset in trading non-interest revenue.

BMO’s overall reported net interest margin of 1.66% increased 20 basis points. Adjusted net interest margin, excluding trading-related net interest income and trading-related earning assets was 1.88%, an increase of 2 basis points, primarily due to the impact of Bank of the West and higher margins in Canadian P&C, largely offset by lower net interest income and higher low-yielding assets in Corporate Services.

Reported non-interest revenue was $3,419 million, a decrease of $3,384 million from the prior year, and reported non-interest revenue, net of CCPB, was $3,268 million, a decrease of $3,904 million. The decrease in reported results primarily reflected the mark-to-market gain on fair value management actions in the prior year. Adjusted non-interest revenue, net of CCPB, was $3,268 million, an increase of $794 million or 32% from the prior year, primarily due to higher trading revenue and underwriting and advisory fee revenue, the inclusion of Bank of the West and AIR MILES, higher securities gains, other than trading, and higher card-related revenue.

Gross insurance revenue was $275 million, an increase of $493 million from the prior year, primarily due to higher annuity premiums. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income and equity assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. The impact of these fair value changes was largely offset by changes in policy benefit liabilities, which are discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Q4 2023 vs. Q3 2023

Reported revenue increased $431 million or 5% from the prior quarter. Reported revenue, net of CCPB increased $284 million or 4%, including the impact of certain tax measures enacted by the Canadian government in the prior quarter. Adjusted revenue, net of CCPB increased $157 million or 2% from the prior quarter. Reported net revenue increased in BMO Capital Markets, Canadian P&C and U.S. P&C, and decreased in BMO Wealth Management. Revenue in Corporate Services was relatively unchanged from the prior quarter on a reported basis, and decreased on an adjusted basis. The impact of the stronger U.S. dollar increased revenue, net of CCPB, by 1% on both a reported and an adjusted basis.

BMO Financial Group Fourth Quarter 2023 Earnings Release	13

Reported net interest income increased $36 million or 1% from the prior quarter, and adjusted net interest income increased $47 million or 1%, driven by increases in our P&C businesses and higher trading-related net interest income, partially offset by lower net interest income in Corporate Services. Trading-related net interest income increased $53 million from the prior quarter.

BMO’s overall reported net interest margin decreased 2 basis points from the prior quarter. Adjusted net interest margin, excluding trading-related net interest income and trading-related earning assets decreased 2 basis points, primarily due to lower net interest income in Corporate Services, partially offset by higher margins in U.S. P&C.

Reported non-interest revenue increased $395 million from the prior quarter, and reported non-interest revenue, net of CCPB, increased $248 million, primarily due to the impact of the Canadian tax measures noted above. Adjusted non-interest revenue, net of CCPB, increased $110 million or 4% from the prior quarter, primarily due to higher underwriting and advisory fee revenue, higher card-related revenue and the inclusion of an additional month of AIR MILES results, partially offset by lower trading-related revenue.

Gross insurance revenue increased $109 million from the prior quarter, primarily due to lower premiums associated with a change in our longevity portfolios in the prior quarter and higher annuity premiums, partially offset by change in the fair value of investments. These changes were largely offset in CCPB, as discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

For further information on non-GAAP amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

(Canadian $ in millions, except as noted)	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
	Q4-2023	Q3-2023	Q4-2022	Q4-2023	Q3-2023	Q4-2022	Q4-2023	Q3-2023	Q4-2022
Canadian P&C	2,166	2,129	1,961	310,566	305,354	292,124	277	277	266
U.S. P&C	2,142	2,066	1,462	219,715	215,960	149,721	387	380	388
Personal and Commercial Banking (P&C)	4,308	4,195	3,423	530,281	521,314	441,845	322	319	307
All other operating groups and Corporate Services (4)	633	710	344	647,489	639,912	579,695	na	na	na
Total reported	4,941	4,905	3,767	1,177,770	1,161,226	1,021,540	166	168	146
Total adjusted	4,955	4,908	4,439	1,177,770	1,161,226	1,021,540	167	168	172
Trading net interest income and earning assets	213	160	351	176,511	170,807	150,715	na	na	na
Total reported excluding trading net interest income and earning assets	4,728	4,745	3,416	1,001,259	990,419	870,825	187	190	156
Total adjusted excluding trading net interest income and earning assets	4,742	4,748	4,088	1,001,259	990,419	870,825	188	190	186
U.S. P&C (US$ in millions)	1,570	1,550	1,082	160,972	161,991	110,753	387	380	388

(Canadian $ in millions, except as noted)	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
	YTD-2023		YTD-2022	YTD-2023		YTD-2022	YTD-2023		YTD-2022
Canadian P&C	8,308		7,449	303,855		278,022	273		268
U.S. P&C	7,853		5,037	202,155		138,094	388		364
Personal and Commercial Banking (P&C)	16,161		12,486	506,010		416,116	319		300
All other operating groups and Corporate Services (4)	2,520		3,399	639,622		563,225	na		na
Total reported	18,681		15,885	1,145,632		979,341	163		162
Total adjusted	19,094		16,352	1,145,632		979,341	167		167
Trading net interest income and trading assets	900		1,672	168,686		153,875	na		na
Total excluding trading net interest income and trading assets	17,781		14,213	976,946		825,466	182		172
Total adjusted excluding trading net interest income and trading assets	18,194		14,680	976,946		825,466	186		178
U.S. P&C (US$ in millions)	5,818		3,893	149,767		106,829	388		364

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Group Results section.
(3)

Average earning assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period.

(4)	For further information on net interest income for these other operating groups and Corporate Services, refer to the Review of Operating Groups’ Performance section.

na – not applicable

14	BMO Financial Group Fourth Quarter 2023 Earnings Release

Total Provision for Credit Losses

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q4-2023
Provision for credit losses on impaired loans	248	147	395	2	11	–	408
Provision for (recovery of) credit losses on performing loans	21	29	50	(1)	(10)	(1)	38
Total provision for (recovery of) credit losses	269	176	445	1	1	(1)	446
Total PCL-to-average net loans and acceptances (%) (1)	0.33	0.33	0.33	0.01	0.01	nm	0.27
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.31	0.28	0.29	0.02	0.06	nm	0.25
Q3-2023
Provision for credit losses on impaired loans	209	119	328	1	1	3	333
Provision for credit losses on performing loans	60	84	144	6	9	–	159
Total provision for credit losses	269	203	472	7	10	3	492
Total PCL-to-average net loans and acceptances (%) (1)	0.34	0.39	0.36	0.06	0.05	nm	0.30
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.26	0.23	0.25	0.01	–	nm	0.21
Q4-2022
Provision for (recovery of) credit losses on impaired loans	142	47	189	–	5	(2)	192
Provision for (recovery of) credit losses on performing loans	32	15	47	3	(23)	7	34
Total provision for (recovery of) credit losses	174	62	236	3	(18)	5	226
Total PCL-to-average net loans and acceptances (%) (1)	0.23	0.17	0.21	0.03	(0.10)	nm	0.16
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.19	0.13	0.17	–	0.02	nm	0.14

Fiscal 2023
Provision for credit losses on impaired loans	784	380	1,164	5	9	2	1,180
Provision for credit losses on performing loans	146	130	276	13	9	700	998
Total provision for credit losses	930	510	1,440	18	18	702	2,178
Initial provision for credit losses on purchased performing loans (2)	–	–	–	–	–	(705)	(705)
Adjusted total provision for (recovery of) credit losses (3)	930	510	1,440	18	18	(3)	1,473
Total PCL-to-average net loans and acceptances (%) (1)	0.30	0.26	0.28	0.04	0.02	nm	0.35
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.25	0.20	0.23	0.01	0.01	nm	0.19

Fiscal 2022
Provision for (recovery of) credit losses on impaired loans	432	107	539	2	(32)	(7)	502
Provision for (recovery of) credit losses on performing loans	(91)	(90)	(181)	(4)	(11)	7	(189)
Total provision for (recovery of) credit losses	341	17	358	(2)	(43)	–	313
Total PCL-to-average net loans and acceptances (%) (1)	0.12	0.01	0.09	(0.01)	(0.07)	nm	0.06
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.15	0.08	0.13	–	(0.05)	nm	0.10

(1)	PCL ratios are presented on an annualized basis.
(2)	Fiscal 2023 comprised an initial provision for credit losses of $705 million on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.
(3)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section; for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

nm – not meaningful

Q4 2023 vs. Q4 2022

Total provision for credit losses was $446 million, compared with total provision for credit losses of $226 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances ratio was 27 basis points, compared with 16 basis points in the prior year. The provision for credit losses on impaired loans was $408 million, an increase of $216 million from the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 25 basis points, compared with 14 basis points in the prior year. The provision for credit losses on performing loans was $38 million, compared with a provision of $34 million in the prior year. The $38 million provision for credit losses on performing loans in the current quarter primarily reflected portfolio credit migration, largely offset by an improvement in the macroeconomic outlook. The $34 million provision for credit losses on performing loans in the prior year reflected a deteriorating economic outlook and balance growth, largely offset by continued reduction in uncertainty as a result of the improving pandemic environment and portfolio credit improvement.

Q4 2023 vs. Q3 2023

Total provision for credit losses decreased $46 million from the prior quarter. The provision for credit losses on impaired loans increased $75 million from the prior quarter. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 25 basis points, compared with 21 basis points in the prior quarter. The provision for credit losses on performing loans was $38 million, compared with a provision of $159 million in the prior quarter. The $159 million provision for credit losses on performing loans in the prior quarter primarily reflected portfolio credit migration.

BMO Financial Group Fourth Quarter 2023 Earnings Release	15

Impaired Loans

(Canadian $ in millions, except as noted)	Q4-2023	Q3-2023	Q4-2022	Fiscal 2023	Fiscal 2022
GIL, beginning of period	2,844	2,658	1,954	1,991	2,169
Classified as impaired during the period	1,766	917	499	4,047	1,635
Purchased credit impaired during the period	–	–	–	415	–
Transferred to not impaired during the period	(184)	(120)	(231)	(545)	(659)
Net repayments	(248)	(384)	(152)	(1,214)	(819)
Amounts written-off	(271)	(190)	(118)	(753)	(363)
Recoveries of loans and advances previously written-off	–	–	–	–	–
Disposals of loans	(24)	–	(9)	(24)	(54)
Foreign exchange and other movements	77	(37)	48	43	82
GIL, end of period	3,960	2,844	1,991	3,960	1,991
GIL to gross loans and acceptances (%)	0.59	0.44	0.35	0.59	0.35

Total gross impaired loans and acceptances (GIL) were $3,960 million, an increase from $1,991 million in the prior year. The increase in impaired loans was predominantly in business and government lending, with the largest increases in the service, commercial real estate and retail trade industries. GIL as a percentage of gross loans and acceptances was 0.59% in 2023, which increased from an historically low level of 0.35% in the prior year. GIL increased $1,116 million from $2,844 million in the prior quarter.

Loans classified as impaired during the quarter totalled $1,766 million, compared with $499 million in the prior year and $917 million in the prior quarter. On a full-year basis, loans classified as impaired during the year increased to $4,047 million from $1,635 million in 2022, reflecting higher impaired loan formations in both the wholesale and the consumer portfolios, including the purchased credit impaired loans related to the acquisition of Bank of the West.

Factors contributing to the change in GIL are outlined in the table above.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) in the current quarter were $151 million, an increase of $520 million from the prior year, largely driven by higher annuity premiums. CCPB increased $147 million from the prior quarter, due to higher annuity premiums and lower claims associated with a change in our longevity portfolios in the prior quarter, partially offset by changes in the fair value of investments. These changes were largely offset in insurance revenue.

Non-Interest Expense

Q4 2023 vs. Q4 2022

Reported non-interest expense was $5,700 million, an increase of $924 million or 19% from the prior year, and adjusted non-interest expense was $4,997 million, an increase of $1,043 million or 26%. Reported results reflected higher acquisition and integration costs and amortization of acquisition-related intangible assets, compared with the prior year, partially offset by lower expense related to the lawsuit associated with M&I Marshall and Ilsley Bank.

Reported and adjusted non-interest expense increased due to the impact of Bank of the West and AIR MILES, as well as higher premises costs, including a charge related to the consolidation of BMO real estate in the current quarter, higher employee-related and advertising costs.

The reported gross efficiency ratio was 68.2%, compared with 45.2% in the prior year. On a net revenue basis (1), the reported efficiency ratio was 69.4%, compared with 43.7% in the prior year, and the adjusted efficiency ratio was 60.8%, compared with 57.2% in the prior year. Reported gross operating leverage was negative 40.2%. On a net revenue basis, reported operating leverage was negative 44.3% and adjusted operating leverage was negative 7.3%.

Q4 2023 vs. Q3 2023

Reported non-interest expense increased $106 million or 2% from the prior quarter, and adjusted non-interest expense increased $30 million or 1%. The impact of the stronger U.S. dollar increased non-interest expense by approximately 1% on both a reported and an adjusted basis. Reported results reflected higher acquisition and integration costs, partially offset by the impact of tax measures in the prior quarter.

Reported and adjusted non-interest expense increased due to higher premises costs, including the real estate charge, higher professional fees, advertising costs, an additional month of AIR MILES and the impact of the stronger U.S. dollar, partially offset by lower employee-related costs, including severance in the prior quarter.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

(1)	This ratio is calculated using net revenue and non-interest expense. For further discussion of revenue, refer to the Revenue section.

16	BMO Financial Group Fourth Quarter 2023 Earnings Release

Provision for Income Taxes

The provision for income taxes was $446 million, a decrease of $1,008 million from the fourth quarter of 2022, and an increase of $61 million from the third quarter of 2023. The effective tax rate for the current quarter was 21.6%, compared with 24.5% in the fourth quarter of 2022, and 20.9% in the third quarter of 2023. The change in the reported effective tax rate in the current quarter relative to the fourth quarter of 2022 and the third quarter of 2023 was primarily due to the impact of higher pre-tax earnings in the prior year and lower pre-tax earnings in the prior quarter, respectively.

The adjusted provision for income taxes was $630 million, an increase of $33 million from the fourth quarter of 2022, and an increase of $60 million from the third quarter of 2023. The adjusted effective tax rate was 22.7% in the current quarter, compared with 21.8% in the fourth quarter of 2022, and 21.9% in the third quarter of 2023. The change in the adjusted effective tax rate in the current quarter relative to the fourth quarter of 2022 and third quarter of 2023 was primarily due to earnings mix.

For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes section, refer to the Non-GAAP and Other Financial Measures section.

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report.

Fourth Quarter 2023 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.5% as at October 31, 2023, an increase from 12.3% at the end of the third quarter of 2023, primarily due to internal capital generation and common shares issued under the dividend reinvestment and share purchase plan (DRIP), partially offset by the impact of acquisition and integration costs related to Bank of the West and unrealized losses on fair value through other comprehensive income (OCI) securities.

CET1 Capital was $52.9 billion as at October 31, 2023, an increase from $50.9 billion as at July 31, 2023, driven by the impact of foreign exchange movements, common shares issued under the DRIP and retained earnings growth, partially offset by unrealized losses on fair value through OCI securities.

Risk-weighted assets (RWA) were $424.2 billion as at October 31, 2023, an increase from $412.9 billion as at July 31, 2023. RWA increased primarily due to the impact of foreign exchange movements, a net increase from model and methodology updates and net asset quality changes, partially offset by risk transfer transactions.

In calculating regulatory capital ratios, there is a requirement to increase total RWA when a capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, is higher than a similar calculation using more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative as at October 31, 2023, unchanged from July 31, 2023.

The bank’s Tier 1 and Total Capital Ratios were 14.1% and 16.2%, respectively, as at October 31, 2023, compared with 14.0% and 16.1%, respectively, as at July 31, 2023, primarily due to the same factors impacting the CET1 Ratio.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We may manage the impact of foreign exchange movements on our capital ratios, and we did so during the current quarter. Any such activities could also impact our book value and return on equity.

Our Leverage Ratio was 4.2% as at October 31, 2023, unchanged from July 31, 2023.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 27.0% and 8.1%, respectively, as at October 31, 2023, compared with 26.8% and 8.1%, respectively, as at July 31, 2023.

Regulatory Capital Developments

Refer to the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report for a more detailed discussion of regulatory developments.

Regulatory Capital, Leverage and TLAC

Regulatory capital requirements for BMO are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS), and include OSFI’s Capital Adequacy Requirements (CAR) Guideline and the Leverage Requirements (LR) Guideline. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information refer to the Enterprise-Wide Capital Management section of BMO’s 2023 Annual Report.

BMO Financial Group Fourth Quarter 2023 Earnings Release	17

OSFI’s capital, leverage and TLAC requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital, leverage and TLAC requirements	Total Pillar 1 Capital buffer (1)	Tier 1 Capital buffer (2)	Domestic stability buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at October 31, 2023
Common Equity Tier 1 Ratio	4.5%	3.5%	na	3.0%	11.0%	12.5%
Tier 1 Capital Ratio	6.0%	3.5%	na	3.0%	12.5%	14.1%
Total Capital Ratio	8.0%	3.5%	na	3.0%	14.5%	16.2%
TLAC Ratio	21.5%	na	na	3.0%	24.5%	27.0%
Leverage Ratio	3.0%	na	0.5%	na	3.5%	4.2%
TLAC Leverage Ratio	6.75%	na	0.5%	na	7.25%	8.1%

(1)

The minimum CET1 Ratio requirement of 4.5% is augmented by the 3.5% Total Pillar 1 Capital buffers, which can absorb losses during periods of stress. Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for domestic systemically important banks (D-SIBs) of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the fourth quarter of 2023). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)	Effective February 1, 2023, D-SIBs are required to meet a 0.5% Tier 1 capital buffer requirement for the Leverage and TLAC Leverage Ratios.
(3)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB was set at 3.0% as at October 31, 2023. Effective November 1, 2023, the DSB will increase to 3.5%. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan, and would expect for the plan to be executed in a timely manner. Banks may be required to hold additional buffers that are applicable to capital, leverage and TLAC ratios.

na – not applicable

Regulatory Capital and TLAC Position (1)

(Canadian $ in millions, except as noted)	Q4-2023	Q3-2023	Q4-2022
Gross common equity (1)	70,051	67,215	64,730
Regulatory adjustments applied to common equity	(17,137)	(16,320)	(3,839)
Common Equity Tier 1 Capital (CET1)	52,914	50,895	60,891
Additional Tier 1 Eligible Capital (2)	6,958	6,958	6,308
Regulatory adjustments applied to Tier 1 Capital	(87)	(86)	(78)
Additional Tier 1 Capital (AT1)	6,871	6,872	6,230
Tier 1 Capital (T1 = CET1 + AT1)	59,785	57,767	67,121
Tier 2 Eligible Capital (3)	8,984	8,792	8,238
Regulatory adjustments applied to Tier 2 Capital	(51)	(55)	(50)
Tier 2 Capital (T2)	8,933	8,737	8,188
Total Capital (TC = T1 + T2)	68,718	66,504	75,309
Other TLAC instruments (4)	45,773	44,366	45,554
Adjustments applied to Other TLAC	(89)	(60)	(200)
Other TLAC available after adjustments	45,684	44,306	45,354
TLAC	114,402	110,810	120,663
Risk-Weighted Assets (5)	424,197	412,943	363,997
Leverage Ratio Exposures	1,413,036	1,369,745	1,189,990
Capital, Leverage and TLAC Ratios (%)
CET1 Ratio	12.5	12.3	16.7
Tier 1 Capital Ratio	14.1	14.0	18.4
Total Capital Ratio	16.2	16.1	20.7
TLAC Ratio	27.0	26.8	33.1
Leverage Ratio	4.2	4.2	5.6
TLAC Leverage Ratio	8.1	8.1	10.1

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)

Institutions using internal model-based approaches for credit risk, counterparty credit risk, or market risk are subject to a capital floor requirement that is applied to RWA, as prescribed in OSFI’s CAR Guideline.

Caution

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

18	BMO Financial Group Fourth Quarter 2023 Earnings Release

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. Operating segment results include allocations from Corporate Services for treasury-related revenue, corporate and T&O costs, and capital. The impact of the Bank of the West acquisition has been reflected in our results as a business combination, primarily in the U.S. P&C and BMO Wealth Management reporting segments.

BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign the appropriate cost and credit to funds for the appropriate pricing of loans and deposits, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate risk and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually, in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses, directly incurred to support a specific operating segment, are generally allocated to that operating segment. Other expenses are generally allocated across the operating segments in amounts that are reasonably reflective of the level of support provided to each operating segment. We review our expense allocation methodologies annually, and update these as appropriate.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective fiscal 2023, our capital allocation rate increased to 11.0% of risk-weighted assets, compared with 10.5% in fiscal 2022, in order to reflect an increase in capital requirements. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies annually, and update these as appropriate.

Periodically, certain lines of business and units within our organizational structure are realigned to support our strategic priorities, and comparative figures from prior periods have been reclassified to conform with the current period’s presentation.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis, which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a taxable equivalent basis (teb) at the operating segment level. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to equivalent pre-tax amounts that facilitate comparisons of income from taxable and tax-exempt sources. The offset to the segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes.

Personal and Commercial Banking (P&C) (1)

(Canadian $ in millions, except as noted)	Q4-2023	Q3-2023	Q4-2022	Fiscal 2023	Fiscal 2022
Net interest income (teb) (2)	4,308	4,195	3,423	16,161	12,486
Non-interest revenue	1,112	1,075	877	4,092	3,684
Total revenue (teb) (2)	5,420	5,270	4,300	20,253	16,170
Provision for credit losses on impaired loans	395	328	189	1,164	539
Provision for (recovery of) credit losses on performing loans	50	144	47	276	(181)
Total provision for credit losses	445	472	236	1,440	358
Non-interest expense	2,836	2,821	1,965	10,272	7,392
Income before income taxes	2,139	1,977	2,099	8,541	8,420
Provision for income taxes (teb) (2)	516	486	522	2,099	2,097
Reported net income	1,623	1,491	1,577	6,442	6,323
Acquisition and integration costs (3)	1	6	–	9	–
Amortization of acquisition-related intangible assets (4)	82	79	2	240	6
Adjusted net income	1,706	1,576	1,579	6,691	6,329
Net income available to common shareholders	1,595	1,466	1,556	6,349	6,244
Adjusted net income available to common shareholders	1,678	1,551	1,558	6,598	6,250

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $9 million in Q4-2023, and $8 million in both Q3-2023 and Q4-2022; and $33 million for fiscal 2023 and $25 million for fiscal 2022 were recorded in net interest income, revenue and in provision for income taxes.

(3)	Acquisition and integration costs of $2 million pre-tax related to the acquisition of AIR MILES in Q4-2023, $8 million in Q3-2023 and $3 million in Q2-2023 were recorded in non-interest expense.
(4)

Amortization of acquisition-related intangible assets pre-tax amounts for Total P&C of $110 million in Q4-2023, $106 million in Q3-2023 and $2 million in Q4-2022; and $320 million for fiscal 2023 and $7 million for fiscal 2022 were recorded in non-interest expense.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,623 million, an increase of $46 million or 3% from the prior year, and an increase of $132 million or 9% from the prior quarter. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Fourth Quarter 2023 Earnings Release	19

Canadian Personal and Commercial Banking (Canadian P&C) (1)

(Canadian $ in millions, except as noted)	Q4-2023	Q3-2023	Q4-2022	Fiscal 2023	Fiscal 2022
Net interest income	2,166	2,129	1,961	8,308	7,449
Non-interest revenue	701	656	586	2,519	2,419
Total revenue	2,867	2,785	2,547	10,827	9,868
Provision for credit losses on impaired loans	248	209	142	784	432
Provision for (recovery of) credit losses on performing loans	21	60	32	146	(91)
Total provision for credit losses	269	269	174	930	341
Non-interest expense	1,271	1,256	1,131	4,770	4,349
Income before income taxes	1,327	1,260	1,242	5,127	5,178
Provision for income taxes	365	345	325	1,409	1,352
Reported net income	962	915	917	3,718	3,826
Acquisition and integration costs (2)	1	6	–	9	–
Amortization of acquisition-related intangible assets (3)	3	2	–	6	1
Adjusted net income	966	923	917	3,733	3,827
Adjusted non-interest expense	1,265	1,245	1,131	4,749	4,348
Net income available to common shareholders	951	904	906	3,677	3,783
Adjusted net income available to common shareholders	955	912	906	3,692	3,784
Key Performance Metrics and Drivers
Personal and Business Banking revenue	2,096	2,006	1,797	7,762	6,890
Commercial Banking revenue	771	779	750	3,065	2,978
Return on equity (%) (4)	26.6	25.6	29.4	26.9	32.1
Adjusted return on equity (%) (4)	26.7	25.8	29.4	27.0	32.1
Operating leverage (%)	0.2	(0.8)	2.7	–	2.7
Adjusted operating leverage (%)	0.8	0.1	2.7	0.4	2.7
Efficiency ratio (%)	44.3	45.1	44.4	44.1	44.1
PCL on impaired loans to average net loans and acceptances (%)	0.31	0.26	0.19	0.25	0.15
Net interest margin on average earning assets (%)	2.77	2.77	2.66	2.73	2.68
Average earning assets	310,566	305,354	292,124	303,855	278,022
Average gross loans and acceptances	321,047	316,162	304,159	314,988	290,324
Average deposits	283,910	276,577	253,143	272,575	243,541

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Pre-tax acquisition and integration costs related to AIR MILES of $2 million in Q4-2023 and $8 million in Q3-2023, and $13 million for fiscal 2023, recorded in non-interest expense.
(3)

Amortization of acquisition-related intangible assets pre-tax amounts of $4 million in Q4-2023, $3 million in Q3-2023 and $nil million in Q4-2022; and $8 million for fiscal 2023 and $1 million for fiscal 2022 were recorded in non-interest expense.

(4)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk-weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q4 2023 vs. Q4 2022

Canadian P&C reported net income was $962 million, an increase of $45 million or 5% from the prior year.

Total revenue was $2,867 million, an increase of $320 million or 13% from the prior year. Net interest income increased $205 million or 10%, due to higher balances and higher net interest margins. Non-interest revenue increased $115 million or 20%, primarily due to the inclusion of AIR MILES and higher card-related revenue. Net interest margin of 2.77% increased 11 basis points from the prior year, primarily due to higher loan margins and deposits growing faster than loans, partially offset by lower deposit margins.

Personal and Business Banking revenue increased $299 million or 17% and Commercial Banking revenue increased $21 million or 3%, both due to higher net interest income and non-interest revenue.

Total provision for credit losses was $269 million, an increase of $95 million from the prior year. The provision for credit losses on impaired loans was $248 million, an increase of $106 million, largely due to higher provisions in Personal and Business Banking. There was a $21 million provision for credit losses on performing loans in the current quarter, compared with a $32 million provision in the prior year.

Non-interest expense was $1,271 million, an increase of $140 million or 12% from the prior year, reflecting the inclusion of AIR MILES, higher employee-related costs and investment in the business.

Average gross loans and acceptances increased $16.9 billion or 6% from the prior year to $321.0 billion. Personal and Business Banking loan balances increased 5%, Commercial Banking loan balances increased 5% and credit card balances increased 20%. Average deposits increased $30.8 billion or 12% to $283.9 billion. Deposits in Personal and Business Banking and Commercial Banking both increased 12%, primarily due to strong growth in term deposits.

Q4 2023 vs. Q3 2023

Reported net income increased $47 million or 5% from the prior quarter.

Total revenue increased $82 million or 3% from the prior quarter. Net interest income increased $37 million or 2%, due to higher balances. Non-interest revenue increased $45 million or 7%, primarily due to the inclusion of an additional month of AIR MILES revenue and higher card-related revenue. Net interest margin of 2.77% was unchanged from the prior quarter.

Personal and Business Banking revenue increased $90 million or 5%, due to higher net interest income and non-interest revenue. Commercial Banking revenue decreased $8 million or 1%, due to lower net interest income and non-interest revenue.

Total provision for credit losses was $269 million, unchanged from the prior quarter. The provision for credit losses on impaired loans increased $39 million largely due to higher provisions in Personal and Business Banking. There was a $21 million provision for credit losses on performing loans in the current quarter, compared with a $60 million provision in the prior quarter.

20	BMO Financial Group Fourth Quarter 2023 Earnings Release

Non-interest expense increased $15 million or 1% from the prior quarter, reflecting the inclusion of one additional month of AIR MILES expenses and investments in the business, partially offset by lower employee-related costs, primarily due to severance in the prior quarter.

Average gross loans and acceptances increased $4.9 billion or 2% from the prior quarter. Personal and Business Banking loan balances increased 2%, Commercial Banking loan balances increased 1% and credit card balances increased 5%. Average deposits increased $7.3 billion or 3% from the prior quarter. Personal and Business Banking deposits increased 2% and Commercial Banking deposits increased 4%, primarily due to strong growth in term deposits.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

U.S. Personal and Commercial Banking (U.S. P&C) (1)

(Canadian $ in millions, except as noted)	Q4-2023	Q3-2023	Q4-2022	Fiscal 2023	Fiscal 2022
Net interest income (teb) (2)	2,142	2,066	1,462	7,853	5,037
Non-interest revenue	411	419	291	1,573	1,265
Total revenue (teb) (2)	2,553	2,485	1,753	9,426	6,302
Provision for credit losses on impaired loans	147	119	47	380	107
Provision for (recovery of) credit losses on performing loans	29	84	15	130	(90)
Total provision for credit losses	176	203	62	510	17
Non-interest expense	1,565	1,565	834	5,502	3,043
Income before income taxes	812	717	857	3,414	3,242
Provision for income taxes (teb) (2)	151	141	197	690	745
Reported net income	661	576	660	2,724	2,497
Amortization of acquisition-related intangible assets (3)	79	77	2	234	5
Adjusted net income	740	653	662	2,958	2,502
Adjusted non-interest expense	1,459	1,462	832	5,187	3,037
Net income available to common shareholders	644	562	650	2,672	2,461
Adjusted net income available to common shareholders	723	639	652	2,906	2,466
Average earning assets	219,715	215,960	149,721	202,155	138,094
Average gross loans and acceptances	214,707	210,070	144,110	196,459	132,240
Average net loans and acceptances	212,682	208,177	143,179	194,746	131,394
Average deposits	215,678	210,099	148,849	198,717	145,633

(US$ equivalent in millions)
Net interest income (teb) (2)	1,570	1,550	1,082	5,818	3,893
Non-interest revenue	301	314	215	1,165	981
Total revenue (teb) (2)	1,871	1,864	1,297	6,983	4,874
Provision for credit losses on impaired loans	109	89	35	282	82
Provision for (recovery of) credit losses on performing loans	20	64	11	97	(71)
Total provision for (recovery of) credit losses	129	153	46	379	11
Non-interest expense	1,146	1,175	617	4,076	2,353
Income before income taxes	596	536	634	2,528	2,510
Provision for income taxes (teb) (2)	110	105	146	510	577
Reported net income	486	431	488	2,018	1,933
Amortization of acquisition-related intangible assets (3)	57	58	1	173	4
Adjusted net income	543	489	489	2,191	1,937
Adjusted non-interest expense	1,070	1,097	616	3,843	2,348
Net income available to common shareholders	474	419	481	1,979	1,905
Adjusted net income available to common shareholders	534	479	482	2,157	1,909
Key Performance Metrics (US$ basis)
Personal and Business Banking revenue	717	728	402	2,620	1,420
Commercial Banking revenue	1,154	1,136	895	4,363	3,454
Return on equity (%) (4)	7.9	6.9	17.9	9.6	17.8
Adjusted return on equity (%) (4)	8.8	7.9	18.0	10.4	17.8
Operating leverage (%)	(41.6)	(43.2)	14.3	(29.9)	6.0
Adjusted operating leverage (%)	(29.4)	(30.8)	13.4	(20.3)	5.0
Efficiency ratio (%)	61.3	63.0	47.6	58.4	48.3
Adjusted efficiency ratio (%)	57.1	58.8	47.5	55.0	48.2
Net interest margin on average earning assets (%)	3.87	3.80	3.88	3.88	3.64
PCL on impaired loans to average net loans and acceptances (%)	0.28	0.23	0.13	0.20	0.08
Average earning assets	160,972	161,991	110,753	149,767	106,829
Average gross loans and acceptances	157,298	157,574	106,603	145,543	102,290
Average deposits	158,018	157,608	110,138	147,220	112,780

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $9 million in Q4-2023, and $8 million in both Q3-2023 and Q4-2022; and $33 million for fiscal 2023 and $25 million for fiscal 2022 were recorded in net interest income revenue and provision for income taxes, and were reflected in the ratios. On a source currency basis, teb amounts were US$7 million in Q4-2023, and US$6 million in both Q3-2023 and Q4-2022; and US$25 million for fiscal 2023 and US$20 million for fiscal 2022.

(3)

Amortization of acquisition-related intangible assets pre-tax amounts of $106 million in Q4-2023, $103 million in Q3-2023 and $2 million in Q4-2022; and $315 million for fiscal 2023 and $6 million for fiscal 2022 were recorded in non-interest expense. On a source currency basis, pre-tax amounts were US$76 million in Q4-2023, US$78 million in Q3-2023 and US$1 million in Q4-2022; and US$233 million for fiscal 2023 and US$5 million for fiscal 2022.

(4)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk-weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Fourth Quarter 2023 Earnings Release	21

Q4 2023 vs. Q4 2022

U.S. P&C reported net income was $661 million, relatively unchanged from the prior year. The impact of the stronger U.S. dollar increased net income by 1%, revenue by 2% and expenses by 1%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $486 million, a decrease of $2 million or less than 1% from the prior year as the inclusion of Bank of the West was more than offset by a higher provision for credit losses, lower underlying revenue and higher underlying expenses.

Total revenue was $1,871 million, an increase of $574 million or 44% from the prior year. Net interest income increased $488 million or 45%, primarily due to the inclusion of Bank of the West, partially offset by lower net interest margins and lower balances. Non-interest revenue increased $86 million or 40%, primarily due to the inclusion of Bank of the West, partially offset by lower operating lease revenue. Net interest margin of 3.87% decreased 1 basis point, primarily due to lower loan margins, partially offset by a favourable change in balance sheet mix and higher deposit margins.

Personal and Business Banking revenue increased $315 million or 78% and Commercial Banking revenue increased $259 million or 29%, both due to the inclusion of Bank of the West, partially offset by lower underlying net interest income.

Total provision for credit losses was $129 million, an increase of $83 million from the prior year. The provision for credit losses on impaired loans was $109 million, an increase of $74 million due to higher provisions in both Personal and Business Banking and Commercial Banking. There was a $20 million provision for credit losses on performing loans in the current quarter, compared with an $11 million provision in the prior year.

Non-interest expense was $1,146 million, an increase of $529 million or 86% from the prior year, primarily reflecting the impact of Bank of the West, as well as higher underlying employee-related and advertising costs.

Average gross loans and acceptances increased $50.7 billion or 48% from the prior year to $157.3 billion, due to the inclusion of Bank of the West. Commercial Banking loan balances increased $26.3 billion and Personal and Business Banking loan balances increased $24.4 billion. Average total deposits increased $47.9 billion or 43% to $158.0 billion, due to the inclusion of Bank of the West. Personal and Business Banking deposits increased $26.5 billion and Commercial Banking balances increased $21.4 billion.

Q4 2023 vs. Q3 2023

Reported net income increased $85 million or 15% from the prior quarter. The impact of the stronger U.S. dollar increased both net income and revenue by 3% and expenses by 2%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income increased $55 million or 12% from the prior quarter.

Total revenue increased $7 million from the prior quarter. Net interest income increased $20 million or 1%, primarily reflecting a one-time Bank of the West conversion adjustment, offset in Corporate Services. Non-interest revenue decreased $13 million or 4%, due to lower operating lease and deposit fee revenue. Net interest margin of 3.87% increased 7 basis points from the prior quarter, primarily due to higher net interest income in the current quarter, which was offset in Corporate Services, and changes in balance sheet mix.

Personal and Business Banking revenue decreased $11 million or 2%, primarily due to lower net interest income and non-interest revenue. Commercial Banking revenue increased $18 million or 2%, due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses decreased $24 million from the prior quarter. The provision for credit losses on impaired loans increased $20 million, largely due to higher provisions in Commercial Banking. There was a $20 million provision for credit losses on performing loans in the current quarter, compared with a $64 million provision in the prior quarter.

Non-interest expense decreased $29 million or 2% from the prior quarter, primarily due to lower technology and employee-related costs, including severance in the prior quarter.

Average gross loans and acceptances decreased $0.3 billion, or less than 1% from the prior quarter. Personal and Business Banking loan balances increased 3% and Commercial Banking loan balances decreased 1%. Average total deposits increased $0.4 billion, or less than 1%, compared with the prior quarter. Personal and Business Banking deposits increased 2% and Commercial Banking deposits decreased 1%.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

22	BMO Financial Group Fourth Quarter 2023 Earnings Release

BMO Wealth Management (1)

(Canadian $ in millions, except as noted)	Q4-2023	Q3-2023	Q4-2022	Fiscal 2023	Fiscal 2022
Net interest income	364	367	324	1,416	1,188
Non-interest revenue	1,144	1,055	606	5,978	3,336
Total revenue	1,508	1,422	930	7,394	4,524
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	151	4	(369)	1,939	(683)
Revenue, net of CCPB	1,357	1,418	1,299	5,455	5,207
Provision for credit losses on impaired loans	2	1	–	5	2
Provision for (recovery of) credit losses on performing loans	(1)	6	3	13	(4)
Total provision for (recovery of) credit losses	1	7	3	18	(2)
Non-interest expense	1,012	1,011	901	3,962	3,564
Income before income taxes	344	400	395	1,475	1,645
Provision for income taxes	82	97	97	349	394
Reported net income	262	303	298	1,126	1,251
Amortization of acquisition-related intangible assets (2)	1	1	–	4	3
Adjusted net income	263	304	298	1,130	1,254
Adjusted non-interest expense	1,010	1,009	900	3,955	3,559
Net income available to common shareholders	260	301	296	1,118	1,243
Adjusted net income available to common shareholders	261	302	296	1,122	1,246
Key Performance Metrics
Wealth and Asset Management reported net income	212	222	221	862	992
Wealth and Asset Management adjusted net income	213	223	221	866	995
Insurance reported net income	50	81	77	264	259
Insurance adjusted net income	50	81	77	264	259
Return on equity (%) (3)	15.6	17.8	21.7	17.6	23.5
Adjusted return on equity (%) (3)	15.7	17.8	21.8	17.7	23.6
Operating leverage, net of CCPB (%)	(7.9)	(5.0)	(0.8)	(6.4)	(0.7)
Adjusted operating leverage, net of CCPB (%)	(7.9)	(4.9)	(1.1)	(6.3)	(1.3)
Reported efficiency ratio (%)	67.1	71.1	96.8	53.6	78.8
Adjusted efficiency ratio, net of CCPB (%)	74.4	71.2	69.2	72.5	68.4
PCL on impaired loans to average net loans and acceptances (%)	0.02	0.01	–	0.01	–
Average assets	60,560	60,671	51,915	58,661	50,488
Average gross loans and acceptances	42,640	42,476	36,036	40,851	34,007
Average deposits	61,430	62,999	56,428	61,739	55,919
Assets under administration (4)	416,352	432,828	424,191	416,352	424,191
Assets under management	332,947	340,184	305,462	332,947	305,462
U.S. Business Select Financial Data (US$ in millions)
Total revenue	201	214	145	774	576
Non-interest expense	159	161	116	599	458
Reported net income	33	38	20	132	91
Adjusted non-interest expense	157	160	115	594	454
Adjusted net income	35	38	21	136	94
Average gross loans and acceptances	10,765	11,088	6,423	9,776	5,937
Average deposits	12,824	13,720	7,119	11,975	7,528

(1)	Revenue measures, net of CCPB, and adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Amortization of acquisition-related intangible assets pre-tax amounts of $2 million in both Q4-2023 and Q3-2023, and $1 million in Q4-2022; and $7 million for fiscal 2023 and $5 million for fiscal 2022 were recorded in non-interest expense.

(3)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk-weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

(4)	Certain assets under management that are also administered by the bank are included in assets under administration.

Q4 2023 vs. Q4 2022

BMO Wealth Management reported net income was $262 million, a decrease of $36 million or 12% from the prior year. Wealth and Asset Management reported net income was $212 million, a decrease of $9 million or 4% from the prior year, and Insurance net income was $50 million, a decrease of $27 million or 36%.

Total revenue was $1,508 million, an increase of $578 million or 62%. Revenue, net of CCPB, was $1,357 million, an increase of $58 million or 4%. Revenue in Wealth and Asset Management was $1,258 million, an increase of $94 million or 8%, primarily due to the inclusion of Bank of the West and growth in client assets, partially offset by lower underlying net interest income due to lower balances and margins. Insurance revenue, net of CCPB, was $99 million, a decrease of $36 million or 26% from the prior year, primarily due to unfavourable market movements in the current year relative to favourable market movements in the prior year and lower benefits from changes in investments to improve asset liability management, partially offset by the impact of favourable actuarial assumption changes and business growth.

Non-interest expense was $1,012 million, an increase of $111 million or 12%, primarily due to the impact of Bank of the West, as well as higher employee-related and technology costs.

Assets under management increased $27.5 billion or 9% from the prior year to $332.9 billion, driven by higher net client assets, the impact of Bank of the West, stronger global markets and favourable foreign exchange movements. Assets under administration decreased $7.8 billion or 2% to $416.4 billion. Average gross loans increased 18% and average deposits increased 9%, primarily due to the inclusion of Bank of the West.

BMO Financial Group Fourth Quarter 2023 Earnings Release	23

Q4 2023 vs. Q3 2023

Reported net income decreased $41 million or 13% from the prior quarter. Wealth and Asset Management reported net income decreased $10 million or 4% and Insurance net income decreased $31 million or 38%.

Total revenue increased $86 million or 6% from the prior quarter. Revenue, net of CCPB, decreased $61 million or 4%. Wealth and Asset Management revenue decreased $16 million or 1%, due to weaker global markets and lower net interest income, primarily driven by lower deposit balances. Insurance revenue, net of CCPB, decreased $45 million or 30%, primarily due to unfavourable market movements in the current quarter relative to favourable market movements in the prior quarter.

Non-interest expense was relatively unchanged from the prior quarter, as higher technology and advertising costs, and the impact of the stronger U.S. dollar were offset by lower employee-related costs, including severance in the prior quarter.

Assets under management decreased $7.2 billion or 2% from the prior quarter, reflecting the impact of weaker global markets, partially offset by higher net client assets and favourable foreign exchange movements relative to the prior quarter. Assets under administration decreased $16.5 billion or 4%, driven by weaker global markets and the attrition of lower-yielding U.S. institutional assets, partially offset by favourable foreign exchange rate movements. Average gross loans increased less than 1% and average deposits decreased 2%.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

BMO Capital Markets (1)

(Canadian $ in millions, except as noted)	Q4-2023	Q3-2023	Q4-2022	Fiscal 2023	Fiscal 2022
Net interest income (teb) (2)	646	587	778	2,553	3,197
Non-interest revenue	1,022	891	627	3,897	2,975
Total revenue (teb) (2)	1,668	1,478	1,405	6,450	6,172
Provision for (recovery of) credit losses on impaired loans	11	1	5	9	(32)
Provision for (recovery of) credit losses on performing loans	(10)	9	(23)	9	(11)
Total provision for (recovery of) credit losses	1	10	(18)	18	(43)
Non-interest expense	1,052	1,076	965	4,279	3,855
Income before income taxes	615	392	458	2,153	2,360
Provision for income taxes (teb) (2)	126	82	101	471	588
Reported net income	489	310	357	1,682	1,772
Acquisition and integration costs (3)	(2)	1	2	4	8
Amortization of acquisition-related intangible assets (4)	5	5	4	20	14
Adjusted net income	492	316	363	1,706	1,794
Adjusted non-interest expense	1,048	1,067	958	4,247	3,826
Net income available to common shareholders	480	302	346	1,648	1,732
Adjusted net income available to common shareholders	483	308	352	1,672	1,754
Key Performance Metrics
Global Markets revenue	951	870	851	3,856	3,763
Investment and Corporate Banking revenue	717	608	554	2,594	2,409
Return on equity (%) (5)	15.8	10.2	11.3	13.9	15.0
Adjusted return on equity (%) (5)	15.9	10.4	11.5	14.1	15.2
Operating leverage (teb) (%)	9.9	(0.1)	(21.1)	(6.5)	(10.6)
Adjusted operating leverage (teb) (%)	9.5	–	(21.3)	(6.5)	(10.8)
Efficiency ratio (teb) (%)	63.1	72.8	68.8	66.3	62.5
Adjusted efficiency ratio (teb) (%)	62.8	72.2	68.3	65.8	62.0
PCL on impaired loans to average net loans and acceptances (%)	0.06	–	0.02	0.01	(0.05)
Average assets	422,840	410,667	408,824	416,261	390,306
Average gross loans and acceptances	80,314	77,283	71,541	77,058	63,254
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (2)	586	510	419	2,052	2,010
Non-interest expense	412	397	400	1,617	1,471
Reported net income	127	71	11	311	415
Adjusted non-interest expense	411	393	395	1,604	1,450
Adjusted net income	127	74	14	320	431
Average assets	140,994	140,522	132,349	138,475	135,030
Average gross loans and acceptances	30,196	29,273	26,661	29,003	25,118

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $86 million in Q4-2023, $81 million in Q3-2023 and $61 million in Q4-2022; and $321 million for fiscal 2023 and $245 million for fiscal 2022 were recorded in net interest income, revenue and provision for income taxes, and were reflected in the ratios. For our U.S. businesses, teb amounts were nil in both in Q4-2023 and Q3-2023, and US$1 million in Q4-2022; and nil for fiscal 2023 and US$12 million for fiscal 2022.

(3)

Clearpool and Radicle pre-tax acquisition and integration costs included a recovery of $3 million in Q4-2023 and costs of $2 million in both Q3-2023 and Q4-2022; and $5 million for fiscal 2023 and $10 million for fiscal 2022, recorded in non-interest expense.

(4)

Amortization of acquisition-related intangible assets pre-tax amounts of $7 million in both Q4-2023 and Q3-2023, and $5 million in Q4-2022; and $27 million for fiscal 2023 and $19 million for fiscal 2022 were recorded in non-interest expense.

(5)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk-weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

24	BMO Financial Group Fourth Quarter 2023 Earnings Release

Q4 2023 vs. Q4 2022

BMO Capital Markets reported net income was $489 million, an increase of $132 million or 37% from the prior year.

Total revenue was $1,668 million, an increase of $263 million or 19% from the prior year. Global Markets revenue increased $100 million or 12%, reflecting higher equities trading revenue and net securities gains, partially offset by lower interest rates trading revenue. Investment and Corporate Banking revenue increased $163 million or 29%, due to higher merger and acquisition and underwriting activity, higher net securities gains and corporate banking-related revenue.

Total provision for credit losses was $1 million, compared with a recovery of $18 million in the prior year. The provision for credit losses on impaired loans increased $6 million from the prior year. There was a $10 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $23 million recovery in the prior year.

Non-interest expense was $1,052 million, an increase of $87 million or 9% from the prior year, driven by higher performance-based compensation, higher technology and transaction-based costs.

Average gross loans and acceptances of $80.3 billion increased $8.8 billion or 12% from the prior year, reflecting higher levels of lending activity across loan portfolios.

Q4 2023 vs. Q3 2023

Reported net income increased $179 million or 58% from the prior quarter.

Total revenue increased $190 million or 13% from the prior quarter. Global Markets revenue increased $81 million or 9%, primarily due to higher equities trading revenue. Investment and Corporate Banking revenue increased $109 million or 18%, primarily due to higher merger and acquisition and underwriting activity.

Total provision for credit losses decreased $9 million from the prior quarter. The provision for credit losses on impaired loans increased $10 million from the prior quarter. There was a $10 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $9 million provision in the prior quarter.

Non-interest expense decreased $24 million or 2%, primarily due to legal provisions and severance in the prior quarter, partially offset by higher performance-based compensation in the current quarter.

Average gross loans and acceptances increased $3.0 billion or 4% from the prior quarter.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

Corporate Services (1) (2)

(Canadian $ in millions, except as noted)	Q4-2023	Q3-2023	Q4-2022	Fiscal 2023	Fiscal 2022
Net interest income before group teb offset	(282)	(155)	(690)	(1,095)	(716)
Group teb offset	(95)	(89)	(68)	(354)	(270)
Net interest income (teb)	(377)	(244)	(758)	(1,449)	(986)
Non-interest revenue	141	3	4,693	(1,449)	7,830
Total revenue (teb)	(236)	(241)	3,935	(2,898)	6,844
Provision for (recovery of) credit losses on impaired loans	–	3	(2)	2	(7)
Provision for (recovery of) credit losses on performing loans	(1)	–	7	700	7
Total provision for (recovery of) credit losses	(1)	3	5	702	–
Non-interest expense	800	686	945	2,706	1,383
Income (loss) before income taxes	(1,035)	(930)	2,985	(6,306)	5,461
Provision for (recovery of) income taxes (teb)	(278)	(280)	734	(1,433)	1,270
Reported net income (loss)	(757)	(650)	2,251	(4,873)	4,191
Initial provision for credit losses on purchased performing loans (3)	–	–	–	517	–
Acquisition and integration costs (4)	434	363	143	1,520	237
Impact of divestitures (5)	–	–	(8)	–	55
Management of fair value changes on the purchase of Bank of the West (6)	–	–	(3,336)	1,461	(5,667)
Legal provision (including related interest expense and legal fees) (7)	12	(3)	846	21	846
Impact of Canadian tax measures (8)	–	131	–	502	–
Adjusted net loss	(311)	(159)	(104)	(852)	(338)
Adjusted total revenue (teb) (9)	(222)	(100)	(91)	(719)	(333)
Adjusted total provision for (recovery of) credit losses	(1)	3	5	(3)	–
Adjusted non-interest expense	215	184	133	660	424
Net income (loss) available to common shareholders	(850)	(658)	2,208	(5,081)	4,087
Adjusted net loss available to common shareholders	(404)	(167)	(147)	(1,060)	(442)
U.S. Business Select Financial Data (US$ in millions)
Total revenue	168	209	3,018	(956)	5,604
Total provision for (recovery of) credit losses	(2)	4	–	518	(4)
Non-interest expense	491	430	598	1,688	686
Provision for (recovery of) income taxes (teb)	(63)	(49)	633	(791)	1,282
Reported net income (loss)	(258)	(176)	1,787	(2,371)	3,640
Adjusted total revenue	178	211	34	571	106
Adjusted total (recovery of) provision for credit losses	(2)	4	–	1	(4)
Adjusted non-interest expense	61	67	1	190	44
Adjusted net income (loss)	69	96	40	240	83

BMO Financial Group Fourth Quarter 2023 Earnings Release	25

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Due to the increase in the bank’s investments in Low Income Housing Tax Credit (LIHTC) entities following our acquisition of Bank of the West, we have updated our accounting policy related to the presentation of returns from these investments in the consolidated statement of income. As a result, amounts previously recorded in non-interest expense and provision for income taxes are both recorded in non-interest revenue. Fiscal 2023 comparatives have been reclassified to conform with the current period’s methodology. The impact in fiscal 2022 was not material.

(3)	Fiscal 2023 reported net income included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio.
(4)

Reported net income included acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense: Q4-2023 included $434 million ($583 million pre-tax); Q3-2023 included $363 million ($487 million pre-tax); and Q4-2022 included $143 million ($191 million pre-tax). Fiscal 2023 included $1,520 million ($2,027 million pre-tax) and fiscal 2022 included $237 million ($316 million pre-tax).

(5)

Reported net income in fiscal 2022 included the impact of divestitures related to the sale of our EMEA and U.S. Asset Management businesses: Q4-2022 included a $8 million ($6 million pre-tax) recovery of non-interest-expense. Fiscal 2022 included a gain of $6 million ($8 million pre-tax) related to the transfer of certain U.S. asset management clients and a $29 million (pre-tax and after-tax) loss related to foreign currency translation reclassified from accumulated other comprehensive income, both recorded in non-interest revenue, and expenses of $32 million ($16 million pre-tax), including taxes of $22 million on the closing of the sale recorded in non-interest expense.

(6)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill: Q4-2022 included revenue of $3,336 million ($4,541 million pre-tax), comprising $4,698 million of mark-to-market gains on certain interest rate swaps recorded in non-interest trading revenue and $157 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income. Fiscal 2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of mark-to-market losses and $383 million of net interest losses, and fiscal 2022 included revenue of $5,667 million ($7,713 million pre-tax), comprising $7,665 million of mark-to-market gains and $48 million of net interest income. For further information on this acquisition, refer to the Recent Acquisitions section.

(7)

Reported net income included the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank: Q4-2023 included $12 million ($16 million pre-tax), comprising interest expense of $14 million and non-interest expense of $2 million; Q3-2023 included a net recovery of $3 million ($4 million pre-tax), comprising interest expense of $3 million and non-interest expense of $7 million; and Q4-2022 included a provision of $846 million ($1,142 million pre-tax), comprising interest expense of $515 million and non-interest expense of $627 million. Fiscal 2023 included a provision of $21 million ($27 million pre-tax), comprising interest expense of $30 million and a net non-interest expense recovery of $3 million. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2023 Annual Report.

(8)

Reported net income included the impact of certain tax measures enacted by the Canadian government. Q3-2023 included a charge of $131 million ($160 million pre-tax) related to the amended GST/HST definition for financial services, comprising $138 million recorded in non-interest revenue and $22 million recorded in non-interest expense; and Q1-2023 included a one-time tax expense of $371 million comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement.

(9)

Group teb offset amounts for our U.S. businesses were US$7 million in Q4-2023, US$6 million in Q3-2023 and US$7 million in Q4-2022; and US$25 million for fiscal 2023 and US$31 million for fiscal 2022, recorded in revenue and provision for (recovery of) income taxes.

Adjusted results exclude the impact of the items described in footnotes (3) to (8).

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, sustainability, human resources, communications, marketing, real estate, and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and provides cyber security and operations services.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. P&C, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Q4 2023 vs. Q4 2022

Corporate Services reported net loss was $757 million, compared with reported net income of $2,251 million in the prior year, and adjusted net loss was $311 million, compared with adjusted net loss of $104 million. The prior year included the impact of fair value management actions, as well as the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Results in both quarters included acquisition and integration costs related to Bank of the West.

The decrease in reported results reflected the items noted above. Adjusted net loss excluded the above factors, and was driven by higher expenses due to the impact of Bank of the West and a charge related to the consolidation of BMO real estate, partially offset by lower revenue. Lower revenue was primarily driven by lower earnings on the investment of unallocated capital and treasury-related activities, partially offset by the impact of Bank of the West, which included the accretion of purchase accounting fair value marks on loans and deposits and the discount on securities, net of the amortization of the fair value hedge.

Q4 2023 vs. Q3 2023

Reported net loss was $757 million, compared with reported net loss of $650 million in the prior quarter, and adjusted net loss was $311 million, compared with $159 million. On a reported basis, the current quarter included higher acquisition and integration costs related to Bank of the West, partially offset by the impact of certain tax measures enacted by the Canadian government in the prior quarter.

Adjusted net loss excluded the above factors and was driven by lower revenue, primarily due to treasury-related activities, lower accretion of purchase accounting fair value marks compared with the prior quarter, and higher expenses due to the real estate charge in the current quarter, higher professional fees, brand advertising and technology costs, partially offset by lower employee-related costs, including severance in the prior quarter.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2023 Annual Report.

26	BMO Financial Group Fourth Quarter 2023 Earnings Release

Glossary of Financial Terms

Adjusted Earnings and Measures

Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Revenue – calculated as revenue excluding the impact of certain non-recurring items, and adjusted net revenue is adjusted revenue, net of CCPB.

•	Adjusted Provision for Credit Losses – calculated as provision for credit losses excluding the impact of certain non-recurring items.

•	Adjusted Non-Interest Expense – calculated as non-interest expense excluding the impact of certain non-recurring items.

•	Adjusted Effective Tax Rate – calculated as adjusted provision for income taxes divided by adjusted income before provision for income taxes.

•	Adjusted Net Income – calculated as net income excluding the impact of certain non-recurring items.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by assets such as trade receivables and is generally used for short-term financing needs.

Average Annual Total Shareholder Return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over a one-year period.

Average Net Loans and Acceptances is the daily or monthly average balance of loans and customers’ liability under acceptances, net of the allowance for credit losses, over a one-year period.

Bail-In Debt is senior unsecured debt subject to the Canadian Bail-In Regime. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the Bail-In Regime if the bank enters resolution.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Collateralized Mortgage Obligations (CMOs) are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche offers different terms, interest rates, and risks.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital, which comprises common shareholders’ equity, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items (which may include a portion of expected credit loss provisions), divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Credit and Counterparty Risk is the potential for financial loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts, requiring no initial or little investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share. Adjusted dividend payout ratio is calculated in the same manner, using adjusted net income.

Dividend Yield represents dividends per common share divided by the closing share price.

Earnings per Share (EPS) is calculated by dividing net income attributable to bank shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income attributable to bank shareholders. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 of the consolidated financial statements.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Effective Tax Rate is calculated as provision for income taxes divided by income before provision for income taxes.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating groups), expressed as a percentage.

Efficiency Ratio, net of CCPB, is calculated as non-interest expense divided by total revenue, net of CCPB. Adjusted efficiency ratio, net of CCPB, is calculated in the same manner, utilizing adjusted revenue, net of CCPB, and adjusted non-interest expense.

Environmental and Social Risk is the potential for loss or harm directly or indirectly resulting from environmental and social factors that impact BMO or its customers, and BMO’s impact on the environment and society.

Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

BMO Financial Group Fourth Quarter 2023 Earnings Release	27

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross Impaired Loans and Acceptances (GIL) is calculated as the credit impaired balance of loans and customers’ liability under acceptances.

Guarantees and Standby Letters of Credit represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.

Insurance Revenue, net of CCPB, is insurance revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Legal and Regulatory Risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio reflects Tier 1 Capital divided by LE.

Liquidity and Funding Risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario prescribed by OSFI.

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Mark-to-Market represents the valuation of financial instruments at fair value (as defined above) as of the balance sheet date.

Master Netting Agreements are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.

Model Risk is the potential for adverse outcomes resulting from decisions that are based on incorrect or misused model results. These adverse outcomes can include financial loss, poor business decision-making and damage to reputation.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading, is computed in the same manner, excluding trading-related interest income and earning assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Net Promoter Score (NPS) is the percentage of customers surveyed who would recommend BMO to a friend or colleague. Data is gathered in a survey that uses a 0–10 point scale. “Detractors” are defined as those who provide a rating of 0–6, “Passives” are defined as those who provide a rating of 7 or 8, and “Promoters” are defined as those who provide a rating of 9 or 10. The score is calculated by subtracting the percentage of “Detractors” from the percentage of “Promoters”.

Net Stable Funding Ratio (NSFR) is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements Guideline.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between the growth rates of revenue and non-interest expense. Adjusted operating leverage is the difference between the growth rates of adjusted revenue and adjusted non-interest expense.

Operating Leverage, net of CCPB, is the difference between the growth rates of revenue, net of CCPB (net revenue), and non-interest expense. Adjusted net operating leverage is the difference between the growth rates of adjusted net revenue and adjusted non-interest expense. The bank evaluates performance using adjusted revenue, net of CCPB.

Operational Non-Financial Risk (ONFR) encompasses a wide range of non-financial risks, including those related to business change, customer trust, reputation and data that can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we hold in our credit or investment portfolios. Examples of these risks include cyber and cloud security risk, technology risk, fraud risk and business continuity risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Purchased Credit Impaired (PCI) Loans are loans for which the timely collection of interest and principal is no longer reasonably assured. These loans are credit-impaired upon initial recognition.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before the provision for income taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of

28	BMO Financial Group Fourth Quarter 2023 Earnings Release

average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

Risk-Weighted Assets (RWA) are defined as on-balance sheet and off-balance sheet exposures that are risk-weighted based on guidelines established by OSFI. The measure is used for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Strategic Risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.

Stress Tests are used to determine the potential impact of low-frequency, high-severity events on the trading and underwriting portfolios. The portfolios are measured daily against a variety of hypothetical and historical event scenarios. Scenarios are continuously refined to reflect the latest market conditions and portfolio risk exposures.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that BMO enters into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating-rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counterparty pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•	Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating-rate interest payments based on a notional value in a single currency.

•	Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares and other AT1 Capital instruments, less regulatory deductions.

Tier 1 Capital Ratio reflects Tier 1 Capital divided by risk-weighted assets.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital includes Tier 1 and Tier 2 Capital.

Total Capital Ratio reflects Total Capital divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions.

Total Loss Absorbing Capacity (TLAC) Ratio reflects TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio reflects TLAC divided by leverage exposures.

Total Shareholder Return: The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Trading and Underwriting Market Risk is associated with buying and selling financial products in the course of meeting customer requirements, including market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Trading-Related Revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

BMO Financial Group Fourth Quarter 2023 Earnings Release	29

Condensed Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the twelve months ended
	October 31, 2023	July 31, 2023	October 31, 2022	October 31, 2023	October 31, 2022
Interest, Dividend and Fee Income
Loans	$11,277	$10,693	$6,875	$40,169	$20,464
Securities	3,260	3,099	1,766	11,392	5,590
Deposits with banks	1,063	1,029	483	4,013	843
	15,600	14,821	9,124	55,574	26,897
Interest Expense
Deposits	7,900	7,102	3,409	26,547	6,711
Subordinated debt	117	109	74	430	227
Other liabilities	2,642	2,705	1,874	9,916	4,074
	10,659	9,916	5,357	36,893	11,012
Net Interest Income	4,941	4,905	3,767	18,681	15,885
Non-Interest Revenue
Securities commissions and fees	251	253	257	1,025	1,082
Deposit and payment service charges	402	404	319	1,517	1,318
Trading revenues (losses)	327	400	4,797	(216)	8,250
Lending fees	395	388	370	1,548	1,440
Card fees	254	126	143	700	548
Investment management and custodial fees	474	476	431	1,851	1,770
Mutual fund revenues	308	316	309	1,244	1,312
Underwriting and advisory fees	377	253	231	1,107	1,193
Securities gains, other than trading	34	36	(28)	181	281
Foreign exchange gains, other than trading	55	67	53	235	181
Insurance revenue (loss)	275	166	(218)	2,498	(157)
Share of profit (losses) in associates and joint ventures	52	(2)	59	185	274
Other	215	141	80	643	333
	3,419	3,024	6,803	12,518	17,825
Total Revenue	8,360	7,929	10,570	31,199	33,710
Provision for Credit Losses	446	492	226	2,178	313
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	151	4	(369)	1,939	(683)
Non-Interest Expense
Employee compensation	2,909	3,065	2,274	11,515	8,795
Premises and equipment	1,447	1,216	1,039	4,879	3,635
Amortization of intangible assets	286	286	156	1,015	604
Advertising and business development	260	219	161	814	517
Communications	108	95	72	368	278
Professional fees	323	280	271	1,147	788
Other	367	433	803	1,481	1,577
	5,700	5,594	4,776	21,219	16,194
Income Before Provision for Income Taxes	2,063	1,839	5,937	5,863	17,886
Provision for income taxes	446	385	1,454	1,486	4,349
Net Income	$1,617	$1,454	$4,483	$4,377	$13,537
Attributable to:
Bank shareholders	1,610	1,452	4,483	4,365	13,537
Non-controlling interest in subsidiaries	7	2	–	12	–
Net Income	$1,617	$1,454	$4,483	$4,377	$13,537
Earnings Per Common Share (Canadian $)
Basic	$2.07	$1.97	$6.52	$5.69	$20.04
Diluted	2.06	1.97	6.51	5.68	19.99
Dividends per common share	1.47	1.47	1.39	5.80	5.44

Certain comparative figures have been reclassified to conform with the current period’s presentation.

30	BMO Financial Group Fourth Quarter 2023 Earnings Release

Condensed Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the twelve months ended
	October 31, 2023	July 31, 2023	October 31, 2022	October 31, 2023	October 31, 2022
Net Income	$1,617	$1,454	$4,483	$4,377	$13,537
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	(243)	4	(218)	(74)	(520)
Reclassification to earnings of (gains) losses during the period (2)	(4)	(4)	19	(31)	(11)
	(247)	–	(199)	(105)	(531)
Net change in unrealized (losses) on cash flow hedges
(Losses) on derivatives designated as cash flow hedges arising during the period (3)	(550)	(1,722)	(2,634)	(1,292)	(4,999)
Reclassification to earnings/goodwill of (gains) losses on derivatives designated as cash flow hedges during the period (4)	378	334	14	973	(315)
	(172)	(1,388)	(2,620)	(319)	(5,314)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	2,810	(1,498)	2,149	1,399	3,202
Unrealized gains (losses) on hedges of net foreign operations (5)	(484)	262	(115)	(373)	(332)
Reclassification to earnings of net losses related to divestitures (6)	–	–	–	–	29
	2,326	(1,236)	2,034	1,026	2,899
Items that will not be reclassified to net income
Net unrealized gains on fair value through OCI equity securities arising during the period (7)	–	–	–	–	1
Net gains (losses) on remeasurement of pension and other employee future benefit plans (8)	10	48	148	(1)	659
Net gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (9)	34	(89)	263	(291)	1,282
	44	(41)	411	(292)	1,942
Other Comprehensive Income (Loss), net of taxes	1,951	(2,665)	(374)	310	(1,004)
Total Comprehensive Income (Loss)	$3,568	$(1,211)	$4,109	$4,687	$12,533
Attributable to:
Bank shareholders	3,561	(1,213)	4,109	4,675	12,533
Non-controlling interest in subsidiaries	7	2	–	12	–
Total Comprehensive Income (Loss)	$3,568	$(1,211)	$4,109	$4,687	$12,533

(1)	Net of income tax recovery of $90 million, $nil million, $76 million for the three months ended, and $35 million, $182 million for the twelve months ended, respectively.
(2)	Net of income tax provision (recovery) of $nil million, $2 million, $(6) million for the three months ended, and $11 million, $5 million for the twelve months ended, respectively.
(3)	Net of income tax recovery of $209 million, $635 million, $952 million for the three months ended, and $576 million, $1,794 million for the twelve months ended, respectively.
(4)	Net of income tax provision (recovery) of $(143) million, $(126) million, $(5) million for the three months ended, and $(366) million, $114 million for the twelve months ended, respectively.
(5)	Net of income tax (provision) recovery of $186 million, $(104) million, $41 million for the three months ended, and $90 million, $124 million for the twelve months ended, respectively.
(6)	Net of income tax (provision) of na, na, $nil million for the three months ended, and na, $nil million for the twelve months ended, respectively.
(7)	Net of income tax (provision) recovery of $nil million, $nil million, $(1) million for the three months ended, and $nil million, $(1) million for the twelve months ended, respectively.
(8)	Net of income tax (provision) of $(5) million, $(19) million, $(54) million for the three months ended, and $(24) million, $(239) million for the twelve months ended, respectively.
(9)	Net of income tax (provision) recovery of $(11) million, $42 million, and $(95) million for the three months ended, and $103 million, $(465) million for the twelve months ended, respectively.

BMO Financial Group Fourth Quarter 2023 Earnings Release	31

Condensed Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	October 31, 2023	July 31, 2023	October 31, 2022
Assets
Cash and Cash Equivalents	$77,934	$81,262	$87,466
Interest Bearing Deposits with Banks	4,125	4,658	5,734
Securities
Trading	124,556	124,600	108,177
Fair value through profit or loss	16,720	16,512	13,641
Fair value through other comprehensive income	62,828	53,831	43,561
Debt securities at amortized cost	116,814	115,509	106,590
Investments in associates and joint ventures	1,461	1,378	1,293
	322,379	311,830	273,262
Securities Borrowed or Purchased Under Resale Agreements	115,662	113,442	113,194
Loans
Residential mortgages	177,250	171,863	148,880
Consumer instalment and other personal	104,040	103,569	86,103
Credit cards	12,294	11,700	9,663
Business and government	366,701	347,225	309,310
	660,285	634,357	553,956
Allowance for credit losses	(3,807)	(3,520)	(2,617)
	656,478	630,837	551,339
Other Assets
Derivative instruments	39,976	33,153	48,160
Customers’ liability under acceptances	8,111	9,554	13,235
Premises and equipment	6,241	6,012	4,841
Goodwill	16,728	15,913	5,285
Intangible assets	5,216	5,121	2,193
Current tax assets	2,052	1,925	1,421
Deferred tax assets	3,081	2,880	1,175
Other	35,293	31,967	31,894
	116,698	106,525	108,204
Total Assets	$1,293,276	$1,248,554	$1,139,199
Liabilities and Equity
Deposits	$909,676	$883,569	$769,478
Other Liabilities
Derivative instruments	50,193	43,276	59,956
Acceptances	8,111	9,554	13,235
Securities sold but not yet purchased	43,781	46,442	40,979
Securities lent or sold under repurchase agreements	106,108	96,149	103,963
Securitization and structured entities’ liabilities	27,094	26,667	27,068
Other	63,048	60,641	45,332
	298,335	282,729	290,533
Subordinated Debt	8,228	8,062	8,150
Total Liabilities	$1,216,239	$1,174,360	$1,068,161
Equity
Preferred shares and other equity instruments	6,958	6,958	6,308
Common shares	22,941	22,474	17,744
Contributed surplus	328	330	317
Retained earnings	44,920	44,500	45,117
Accumulated other comprehensive income	1,862	(89)	1,552
Total shareholders’ equity	77,009	74,173	71,038
Non-controlling interest in subsidiaries	28	21	–
Total Equity	77,037	74,194	71,038
Total Liabilities and Equity	$1,293,276	$1,248,554	$1,139,199

32	BMO Financial Group Fourth Quarter 2023 Earnings Release

Condensed Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31, 2023	October 31, 2022	October 31, 2023	October 31, 2022
Preferred Shares and Other Equity Instruments
Balance at beginning of period	$6,958	$5,708	$6,308	$5,558
Issued during the period	–	1,000	650	2,250
Redeemed during the period	–	(400)	–	(1,500)
Balance at End of Period	6,958	6,308	6,958	6,308
Common Shares
Balance at beginning of period	22,474	17,392	17,744	13,599
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	439	352	1,609	999
Issued under the Stock Option Plan	14	2	61	57
Treasury shares sold (purchased)	14	(2)	14	(17)
Issued to align capital position with increased regulatory requirements as announced by OSFI	–	–	3,360	–
Issued for acquisitions	–	–	153	3,106
Balance at End of Period	22,941	17,744	22,941	17,744
Contributed Surplus
Balance at beginning of period	330	315	317	313
Stock option expense, net of options exercised	(1)	1	11	3
Other	(1)	1	–	1
Balance at End of Period	328	317	328	317
Retained Earnings
Balance at beginning of period	44,500	41,653	45,117	35,497
Net income attributable to bank shareholders	1,610	4,483	4,365	13,537
Dividends on preferred shares and distributions payable on other equity instruments	(125)	(77)	(331)	(231)
Dividends on common shares	(1,059)	(940)	(4,148)	(3,634)
Equity issue expense and premium paid on redemption of preferred shares	–	(2)	(73)	(52)
Net discount on sale of treasury shares	(6)	–	(10)	–
Balance at End of Period	44,920	45,117	44,920	45,117
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(217)	(160)	(359)	171
Unrealized (losses) on fair value through OCI debt securities arising during the period	(243)	(218)	(74)	(520)
Unrealized gains on fair value through OCI equity securities arising during the period	–	–	–	1
Reclassification to earnings of (gains) losses during the period	(4)	19	(31)	(11)
Balance at End of Period	(464)	(359)	(464)	(359)
Accumulated Other Comprehensive (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(5,276)	(2,509)	(5,129)	185
(Losses) on derivatives designated as cash flow hedges arising during the period	(550)	(2,634)	(1,292)	(4,999)
Reclassification to earnings/goodwill of (gains) losses on derivatives designated as cash flow hedges during the period	378	14	973	(315)
Balance at End of Period	(5,448)	(5,129)	(5,448)	(5,129)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	3,868	3,134	5,168	2,269
Unrealized gains on translation of net foreign operations	2,810	2,149	1,399	3,202
Unrealized (losses) on hedges of net foreign operations	(484)	(115)	(373)	(332)
Reclassification to earnings of net losses related to divestitures	–	–	–	29
Balance at End of Period	6,194	5,168	6,194	5,168
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	933	796	944	285
Gains (losses) on remeasurement of pension and other employee future benefit plans	10	148	(1)	659
Balance at End of Period	943	944	943	944
Accumulated Other Comprehensive Income on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	603	665	928	(354)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	34	263	(291)	1,282
Balance at End of Period	637	928	637	928
Total Accumulated Other Comprehensive Income	1,862	1,552	1,862	1,552
Total Shareholders’ Equity	77,009	71,038	77,009	71,038
Non-Controlling Interest in Subsidiaries
Balance at beginning of period	21	–	–	–
Acquisition	–	–	16	–
Net income attributable to non-controlling interest in subsidiaries	7	–	12	–
Balance at End of Period	28	–	28	–
Total Equity	$77,037	$71,038	$77,037	$71,038

BMO Financial Group Fourth Quarter 2023 Earnings Release	33

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2023 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Friday, December 1, 2023, at 8.00 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 8639448#. A replay of the conference call can be accessed until December 31, 2023, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 2864003#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)

Average market price as defined under DRIP

August 2023: $110.16

September 2023: $114.78

October 2023: $104.66

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at

www.bmo.com/investorrelations.

BMO’s 2023 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2023 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2024

The next Annual Meeting of Shareholders will be held on Tuesday, April 16, 2024.

® Registered trademark of Bank of Montreal

34	BMO Financial Group Fourth Quarter 2023 Earnings Release